Exhibit 99.3

TRUST INDENTURE

DATED AS OF THE 15th DAY OF DECEMBER, 2021

BETWEEN

CURALEAF HOLDINGS, INC., AS ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

PROVIDING FOR THE ISSUE OF NOTES

TABLE OF CONTENTS

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Meaning of “Outstanding”	36
1.3	Interpretation	37
1.4	Headings, Etc.	37
1.5	Statute Reference	38
1.6	Day not a Business Day	38
1.7	Applicable Law	38
1.8	Monetary References	38
1.9	Invalidity, Etc.	38
1.10	Language	38
1.11	Successors and Assigns	38
1.12	Benefits of Indenture	38
1.13	Accounting Terms; Changes in the Applicable Accounting Standards	39
1.14	Interest Act (Canada)	39

Article 2 THE NOTES		40

2.1	Issue and Designation of Notes; Ranking	40
2.2	Issuance in Series	40
2.3	Form of Notes	41
2.4	Execution, Authentication and Delivery of Notes	44
2.5	Non-Certificated Deposit	45
2.6	Registrar and Paying Agent	47
2.7	Paying Agent to Hold Money in Trust	48
2.8	Book Entry Only Notes	48
2.9	Global Notes	49
2.10	Interim Notes	50
2.11	Mutilation, Loss, Theft or Destruction	50
2.12	Concerning Interest	50
2.13	Payments of Amounts Due on Maturity	52
2.14	Legends on Notes	53
2.15	Payment of Interest	54
2.16	Record of Payment	55
2.17	Representation Regarding Third Party Interest	55

Article 3 TERMS OF THE 2026 Notes		55

3.1	Definitions	55
3.2	Creation and Designation of the 2026 Notes	56
3.3	Aggregate Principal Amount	56
3.4	Authentication	56
3.5	Date of Issue and Maturity	57
3.6	Interest	57
3.7	Optional Redemption	57
3.8	Mandatory Redemption and Market Purchases	58

3.9	Form and Denomination of the 2026 Notes	59
3.10	Currency of Payment	59
3.11	Additional Amounts	59
3.12	Appointment of Trustee and Depository	61
3.13	Inconsistency	61
3.14	Reference to Principal, Premium, Interest, etc.	61

Article 4 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		62

4.1	Register of Definitive Notes	62
4.2	Global Notes	62
4.3	Transferee Entitled to Registration	64
4.4	No Notice of Trusts	64
4.5	Registers Open for Inspection	64
4.6	Transfers and Exchanges of Notes	64
4.7	Charges for Registration, Transfer and Exchange	69
4.8	Ownership of Notes	69
4.9	Cancellation and Destruction	70

Article 5 REDEMPTION AND PURCHASE OF NOTES		70

5.1	Redemption of Notes	70
5.2	Places of Payment	70
5.3	Partial Redemption	70
5.4	Notice of Redemption	71
5.5	Qualified Redemption Notice	72
5.6	Notes Due on Redemption Dates	72
5.7	Deposit of Redemption Monies	73
5.8	Failure to Surrender Notes Called for Redemption	74
5.9	Cancellation of Notes Redeemed	74
5.10	Purchase of Notes for Cancellation	74

Article 6 COVENANTS OF THE ISSUER		75

6.1	Payment of Principal, Premium, and Interest	75
6.2	Existence	75
6.3	Payment of Taxes and Other Claims	75
6.4	Provision of Reports and Financial Statements	76
6.5	Designation of Restricted and Unrestricted Subsidiaries	77
6.6	Liens	79
6.7	Releases	79
6.8	Maintenance of Collateral	80
6.9	Restricted Payments	80
6.10	Incurrence of Indebtedness	85
6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries	89
6.12	Transactions with Affiliates	92
6.13	Future Note Guarantees	94
6.14	Business Activities	95
6.15	Repurchase at the Option of Holders – Change of Control	95
6.16	Repurchase at the Option of Holders – Asset Sales	97

6.17	Real Estate Mortgages and Filings	100
6.18	Payments for Consent	100
6.19	Suspension of Covenants	100

Article 7 DEFAULT AND ENFORCEMENT		103

7.1	Events of Default	103
7.2	Acceleration of Maturity; Rescission, Annulment and Waiver	105
7.3	Collection of Indebtedness and Suits for Enforcement by Trustee	107
7.4	Trustee May File Proofs of Claim	108
7.5	Trustee May Enforce Claims Without Possession of Notes	108
7.6	Application of Monies by Trustee	109
7.7	No Suits by Holders	110
7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest	110
7.9	Restoration of Rights and Remedies	110
7.10	Rights and Remedies Cumulative	111
7.11	Delay or Omission Not Waiver	101
7.12	Control by Holders	101
7.13	Notice of Event of Default	111
7.14	Waiver of Stay or Extension Laws	112
7.15	Undertaking for Costs	112
7.16	Judgment Against the Issuer	112
7.17	Immunity of Officers and Others	112
7.18	Notice of Payment by Trustee	113
7.19	Trustee May Demand Production of Notes	113
7.20	Statement by Officers	113

Article 8 DISCHARGE AND DEFEASANCE		113

8.1	Satisfaction and Discharge	113
8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance	114
8.3	Legal Defeasance and Discharge	115
8.4	Covenant Defeasance	116
8.5	Conditions to Legal or Covenant Defeasance	116
8.6	Application of Trust Funds	117
8.7	Repayment to the Issuer	118
8.8	Continuance of Rights, Duties and Obligations	118

Article 9 MEETINGS OF HOLDERS		118

9.1	Purpose, Effect and Convention of Meetings	118
9.2	Notice of Meetings	119
9.3	Chair	120
9.4	Quorum	121
9.5	Power to Adjourn	121
9.6	Voting	121
9.7	Poll	121
9.8	Proxies	122
9.9	Persons Entitled to Attend Meetings	122
9.10	Powers Cumulative	122

9.11	Minutes	123
9.12	Instruments in Writing	123
9.13	Binding Effect of Resolutions	123
9.14	Evidence of Rights of Holders	123

Article 10 SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES		124

10.1	Merger, Amalgamation, Consolidation or Sale of Assets	124
10.2	Vesting of Powers in Successor	126

Article 11 CONCERNING THE TRUSTEE		126

11.1	No Conflict of Interest	126
11.2	Replacement of Trustee	126
11.3	Rights and Duties of Trustee	127
11.4	Reliance Upon Declarations, Opinions, etc.	129
11.5	Evidence and Authority to Trustee, Opinions, etc.	129
11.6	Officers’ Certificates Evidence	131
11.7	Experts, Advisers and Agents	131
11.8	Trustee May Deal in Notes	131
11.9	Investment of Monies Held by Trustee	131
11.10	Trustee Not Ordinarily Bound	132
11.11	Trustee Not Required to Give Security	132
11.12	Trustee Not Bound to Act on Issuer’s Request	133
11.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder	133
11.14	Authority to Carry on Business	133
11.15	Compensation and Indemnity	134
11.16	Acceptance of Trust	134
11.17	Anti-Money Laundering	134
11.18	Privacy	135
11.19	Knowledge of Trustee	135

Article 12 AMENDMENT, SUPPLEMENT AND WAIVER		136

12.1	Ordinary Consent	136
12.2	Special Consent	136
12.3	Without Consent	137
12.4	Form of Consent	138
12.5	Supplemental Indentures	138

Article 13 GUARANTEES AND SECURITY		140

13.1	Issuance of Guarantees	140
13.2	Release of Guarantees	141
13.3	Grant of Security	141
13.4	Further Assurances	142
13.5	After Acquired Collateral	142
13.6	Execution of Intercreditor Agreement	142

Article 14 NOTICES		143

14.1	Notice to Issuer	143
14.2	Notice to Holders	143
14.3	Notice to Trustee	144
14.4	Mail Service Interruption	144

Article 15 MISCELLANEOUS		144

15.1	Copies of Indenture	144
15.2	Force Majeure	144
15.3	Waiver of Jury Trial	144

Article 16 EXECUTION AND FORMAL DATE		145

16.1	Execution	145
16.2	Formal Date	145

Appendix A FORM OF 2026 Note	A-1

Appendix B FORM OF Guarantee	B-1

Appendix C FORM OF DECLARATION FOR REMOVAL OF LEGEND	C-1

Appendix D INTERCREDITOR AGREEMENT TERMS	D-1

THIS INDENTURE made as of the 15th day of December, 2021.

BETWEEN:

CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (hereinafter called the “Issuer”);

AND

ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS the Issuer considers it desirable for its business purposes to create and issue Notes of one or more series from time to time in the manner and subject to the terms and conditions set forth in this Indenture from time to time.

AND WHEREAS the Issuer, subject to the terms hereof, may issue Notes in an unlimited aggregate principal amount and as of the date hereof the Issuer has duly authorized the issuance of up to $425,000,000 in aggregate principal amount of its 8.00% Senior Secured Notes due December 15, 2026.

NOW THEREFORE it is hereby covenanted, agreed and declared as set forth herein:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“2026 Notes” means the8.00% Senior Secured Notes due December 15, 2026 created and designated pursuant to Section 3.2.

“Accounting Change” has the meaning set forth in Section 1.13.

“Accounting Change Notice” has the meaning set forth in Section 1.13.

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged or amalgamated with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person;

“Additional Amounts” has the meaning set forth in Section 3.11(a).

“Additional Notes” means Notes of any series (other than the Notes issued on the initial issue date of the relevant series of Notes and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Advance Offer” has the meaning given to that term in Section 6.16(d).

“Advance Portion” has the meaning given to that term in Section 6.16(d).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 6.12.

“Applicable Accounting Standards” means, at any time, the accounting standards used to prepare the financial statements of the Issuer which as of the Issue Date, are International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect in Canada from time to time, and which the Issuer may change to accounting principles generally accepted in the United States of America.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(a)	1.0% of the Called Principal of the Note; and

(b)	the excess of:

(i)	the Discounted Value at such Redemption Date of the Remaining Scheduled Payments of the Note; over

(ii)	the Called Principal of the Note.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Applicable Securities Legislation” means, at any time, applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in each of the provinces and territories of Canada and applicable U.S. securities laws.

“Asset Sale” means:

(a)	the sale, conveyance or other disposition of any assets, other than a transaction governed by the provisions of Section 6.15 and/or Section 10.1 of this Indenture, and

(b)	the issuance of Equity Interests by any of the Issuer’s Restricted Subsidiaries or the sale, transfer or other conveyance by the Issuer or any Restricted Subsidiary thereof of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(a)	any single transaction or series of related transactions that involves assets or other Equity Interests having a Fair Market Value of less than $10 million (for any fiscal year of the Issuer);

(b)	any issuance or transfer of assets or Equity Interests between or among the Issuer and its Restricted Subsidiaries;

(c)	the sale or other disposition of cash or Cash Equivalents;

(d)	dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy, insolvency or similar proceedings;

(e)	the trade or exchange by the Issuer or any Restricted Subsidiary thereof of any asset for any other asset or assets that is used or useable in a Permitted Business, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that the Fair Market Value of the asset or assets received by the Issuer or any Restricted Subsidiary in such trade or exchange (including any such cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of the Issuer or such Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by the Issuer or any Restricted Subsidiary pursuant to such trade or exchange;

(f)	any sale, lease, conveyance or other disposition of (i) inventory, products, services or accounts receivable in the ordinary course of business, and (ii) any property or equipment that has become damaged, worn out or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment;

(g)	the creation of a Lien not prohibited by this Indenture and any disposition of assets resulting from the enforcement or foreclosure of any such Lien;

(h)	the disposition of assets that, in the good faith judgment of the Issuer, are no longer used or useful in the business of such entity;

(i)	a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(j)	leases or subleases in the ordinary course of business to third persons otherwise in accordance with the provisions of this Indenture;

(k)	an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to a Restricted Subsidiary of the Issuer;

(l)	a surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims in the ordinary course of business;

(m)	foreclosure on assets or property;

(n)	any sale or other disposition of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(o)	sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements and the transfer of assets as part of the consideration for Investment in a joint venture so long as the Fair Market Value of such assets is counted against the amount of Investments permitted pursuant to Section 6.9;

(p)	sales or dispositions in connection with Permitted Liens;

(q)	sales or dispositions in respect of which the Issuer or a Restricted Subsidiary is required to pay the proceeds thereof to a third party pursuant to the terms of agreements or arrangements in existence as at the Issue Date;

(r)	any sale, transfer or other disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(s)	any issuance of Equity Interests by the Issuer; and

(t)	sales or dispositions (i) acquired in an acquisition or other Investment, which are (x) not used or useful in the ordinary course or the principal business of the Issuer and its Restricted Subsidiaries or (y) non-core assets or assets that are surplus or unnecessary to the business or operations of the Issuer and its Restricted Subsidiaries (as determined by the Issuer in good faith) or (ii) made in connection with the approval of any applicable antitrust authority or to the extent necessary or advisable under any cannabis related legislation or otherwise necessary or advisable in the good faith determination of the Issuer to consummate any acquisition.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected. Notwithstanding anything to the contrary in this Indenture, in no event shall the Issuer or any Restricted Subsidiary be permitted to (i) transfer or dispose of any assets (including, without limitation, any cash and Cash Equivalents, proceeds from the issuance of Notes and any other incurrence of Indebtedness) or Equity Interests to any European Subsidiary in an aggregate Fair Market Value in excess of $25.0 million (unless such transfer or disposition constitutes a Restricted Payment permitted pursuant to Sections 6.9(a) or 6.9(b)(iii), or a Permitted Investment that is permitted pursuant to the proviso at the end of the definition of “Permitted Investments”), (ii) transfer or dispose of material intellectual property to any Subsidiary or Affiliate of the Issuer that is not a Guarantor or (iii) enter into any exclusive license with respect to material intellectual property owned by the Issuer or any Restricted Subsidiary whereby it licenses such intellectual property on an exclusive basis to any Subsidiary or Affiliate of the Issuer that is not a Guarantor.

“Asset Sale Offer” has the meaning given to that term in Section 6.16(d).

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including during any period for which such lease has been extended), calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with the Applicable Accounting Standards; provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Authentication Order” has the meaning given to that term in Section 2.4(c).

“Bankruptcy Law” means the BIA, the CCAA and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Participant.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereinafter in effect, or any successor statute.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or a duly authorized committee thereof;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board, committee or governing body of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Issuer to have been duly adopted by the Board of Directors of the Issuer and to be in full force and effect on the date of such certification.

“Book Entry Only Notes” means Notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Vancouver, British Columbia are authorized or required by law, regulation or executive order to remain closed.

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an optional redemption.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a statement of financial position in accordance with the Applicable Accounting Standards as in effect on December 31, 2018, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock or shares;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	United States or Canadian dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

(b)	securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as the case may be, is pledged in support of such securities), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(c)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States, Canada or any other country that is a member of the Organization for Economic Cooperation and Development;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper having one of the two highest ratings obtainable from any of (i) Moody’s, (ii) Standard & Poor’s or (iii) DBRS, and in each case maturing within one year after the date of acquisition;

(f)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or other authority thereof, rated at least “A” by Moody’s or Standard & Poor’s or, with respect to any province or territory of Canada, the equivalent thereof by DBRS, and in each case having maturities of not more than one year from the date of acquisition; and

(g)	money market funds, of which at least a majority of the assets constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition.

“CCAA” means the Companies Creditors Arrangement Act (Canada) as now and hereinafter in effect, or any successor statute.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence after the Issue Date of any one or more of the following events:

(a)	the sale, lease, exchange or other transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole;

(b)	any Person or group of Persons, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the Issuer; or

(c)	the adoption of a plan relating to the liquidation or dissolution of the Issuer which is not permitted by Section 10.1.

For purposes of this definition, (i) a beneficial owner of a security includes any Person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (B) investment power, which includes the power to dispose of, or to direct the disposition of, such security; (ii) a Person or group of Persons shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement, amalgamation agreement, arrangement agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Offer” has the meaning given to that term in Section 6.15(a).

“Change of Control Payment” has the meaning given to that term in Section 6.15(a).

“Change of Control Payment Date” has the meaning given to that term in Section 6.15(a).

“Collateral” means all Property of the Issuer and the Guarantors, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to the Collateral Trustee to secure the Obligations of the Issuer and the Guarantors pursuant to the Notes and the Guarantees; provided that the Collateral shall not include the Excluded Property.

“Collateral Trustee” means Odyssey Trust Company as “Trustee” under this Indenture and any successor trustee or agent appointed thereunder.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(a)	an amount equal to any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(b)	all extraordinary, unusual or non-recurring items of loss or expense to the extent deducted in computing such Consolidated Net Income; plus

(c)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(d)	Consolidated Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Consolidated Fixed Charges were deducted in computing such Consolidated Net Income; plus

(e)	depreciation, depletion, amortization (including amortization of intangibles and deferred financing costs but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(f)	severance costs, restructuring costs, asset impairment charges, litigation and acquisition transition services costs, provided that in each case such costs or charges were deducted in calculating Consolidated Net Income for such period; plus

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees, to the extent such expenses were deducted in computing such Consolidated Net Income; minus

(h)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with the Applicable Accounting Standards.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Consolidated Fixed Charges of and the depreciation, depletion and amortization and other non-cash expenses of, a Restricted Subsidiary of the Issuer will be added to Consolidated Net Income to compute Consolidated EBITDA of the Issuer (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Issuer and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to the Issuer by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Consolidated Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than the incurrence or repayment of revolving credit borrowings, except to the extent that a repayment is accompanied by a permanent reduction in revolving credit commitments) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period; provided that, in the event that the Issuer shall classify Indebtedness Incurred on the date of determination as Incurred in part pursuant to Section 6.10(a) and in part pursuant to one or more clauses of the definition of “Permitted Debt” (other than in respect of Section 6.10(b)(xiii)), any calculation of Consolidated Fixed Charges pursuant to this definition on such date (but not in respect of any future calculation following such date) shall not include any such Indebtedness (and shall not give effect to any repayment, repurchase, redemption, defeasance or other acquisition, retirement or discharge of Indebtedness from the proceeds thereof) to the extent Incurred pursuant to any such other clause of the definition of “Permitted Debt” on such date. In addition, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio:

(a)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamations or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in good faith on a reasonable basis by a responsible financial or accounting Officer of the Issuer; provided, that such Officer may in his discretion include any pro forma changes to Consolidated EBITDA, including any pro forma reductions of expenses and costs, that have occurred or are reasonably expected by such Officer to occur;

(b)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with the Applicable Accounting Standards, will be excluded;

(c)	the Consolidated Fixed Charges attributable to discontinued operations, as determined in accordance with the Applicable Accounting Standards, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(d)	Consolidated Fixed Charges attributable to non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity, will be excluded; and

(e)	Consolidated Fixed Charges attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Consolidated Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including amortization of debt issuance costs and original issue discount (provided, however, that any amortization of bond premium will be credited to reduce Consolidated Fixed Charges unless pursuant to the Applicable Accounting Standards, such amortization of bond premium has otherwise reduced Consolidated Fixed Charges), non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(b)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(c)	any interest expense actually paid on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries;

in each case, on a consolidated basis and in accordance with the Applicable Accounting Standards.

“Consolidated Indebtedness” means at any time the aggregate stated balance sheet amount of all Indebtedness of the Issuer and the Restricted Subsidiaries determined on a consolidated basis plus, to the extent not included in Indebtedness, any Indebtedness of the Issuer and the Restricted Subsidiaries in respect of receivables sold or discounted (other than to the extent they are sold on a non-recourse basis).

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with the Applicable Accounting Standards; provided that:

(a)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(c)	the cumulative effect of a change in accounting principles will be excluded;

(d)	solely for the purpose of determining the amount available for Restricted Payments under Section 6.9(a)(C)(1) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(e)	to the extent deducted in the calculation of Net Income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity will be added back to the calculation of Consolidated Net Income;

(f)	any asset impairment write downs under the Applicable Accounting Standards will be excluded;

(g)	unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to the Applicable Accounting Standards will be excluded; and

(h)	unrealized losses and gains under Hedging Obligations included in the determination of Consolidated Net Income, will be excluded.

“Consolidated Net Tangible Assets” means, with respect to any Person as of any date of determination, the amount which, in accordance with  the Applicable Accounting Standards, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated statement of financial position of such Person and its Restricted Subsidiaries, less all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with the Applicable Accounting Standards.

“Consolidated Secured Indebtedness” means at any time the aggregate stated balance sheet amount of all Consolidated Indebtedness that is secured by a Lien as of such date.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Issuer and reasonably acceptable to the Trustee.

“Covenant Defeasance” has the meaning given to that term in Section 8.4.

“Credit Facilities” and “Credit Facility” means one or more commercial credit facilities with commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Notes, in each case, as amended, restated, modified, renewed, refinanced or replaced in whole or in part from time to time.

“Credit Facility Agent” means, as applicable, the single lender and/or the agent or trustee for the lenders and other secured parties under any Credit Facility from time to time.

“Credit Facility Documents” means the credit agreement and all other loan documents, security documents, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Credit Facility, as such documents, instruments and agreements may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Credit Facility Obligations” means all Obligations incurred or arising under any Credit Facility Documents.

“DBRS” means, collectively, DBRS Limited, DBRS, Inc. and DBRS Ratings Limited or any successor ratings agency thereto.

“deemed year” has the meaning given to that term in Section 2.12(f).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Defeased Covenant” has the meaning given to that term in Section 8.4.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Sections 4.2(b) and 4.6 hereof, substantially in the form set out in the Supplemental Indenture providing for the relevant series of Notes, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by the Issuer and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

“Description of Notes” means the Section of the Offering Memorandum titled “Description of the Notes”.

“Designated Rating Organization” means any of Standard & Poor’s, Moody’s, DBRS and Fitch.

“DIP Financing” means either the Issuer or any Guarantor obtaining post-petition financing (including on a priming basis) from any holder of Credit Facility Obligations or any other third party consented to by the Credit Facility Lenders.

“Discounted Value” means, with respect to the Called Principal of any Notes, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the Redemption Price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (i) a public or private offer and sale of Capital Stock (other than (a) Capital Stock made to any Subsidiary, (b) Disqualified Stock or (c) equity securities issuable under any employee benefit plan of the Issuer) of the Issuer to any Person (other than a Subsidiary of the Issuer) or (ii) a contribution to the equity capital of the Issuer by any Person (other than a Subsidiary of the Issuer).

“European Subsidiary” means any Subsidiary of the Issuer that is organized under the laws of a Member State of the European Union or the United Kingdom, including, without limitation, Curaleaf International Holdings, Inc.

“Event of Default” has the meaning given to that term in Section 7.1 and any other event defined as an “Event of Default” in this Indenture.

“Excess Proceeds” has the meaning given to that term in Section 6.16(d).

“Excluded Holder” has the meaning given to that term in Section 3.11(a).

“Excluded Property” means (i) except as contemplated by the Section 6.17, all owned and leased real Property and any leasehold interest in real Property (including, without limitation, the last day of the term of any lease of real Property), except to the extent a security interest therein can be perfected by filing a PPSA financing statement or an “all assets” UCC financing statement, (ii) any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected by filing a PPSA financing statement or an “all assets” UCC financing statement and without the requirement to list any VIN, serial or similar number), (iii) any letter of credit right (other than to the extent such right can be perfected by filing a PPSA financing statement or an “all assets” UCC financing statement) and commercial tort claims, (iv) any governmental or regulatory licenses, authorizations, certificates, charters, franchises, approvals, consents or other Property (whether federal, state, provincial, territorial or otherwise) to the extent a security interest therein is prohibited or restricted thereby or requires any consent, acknowledgment or authorization from a governmental authority not obtained (without any requirement to obtain such consent, acknowledgment or authorization) other than to the extent such prohibition, restriction or requirement is ineffective under the UCC, PPSA or other applicable law and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or PPSA notwithstanding such prohibition, (v) chattel paper, documents of title (and documents for purposes of the UCC), goods, instruments, intangibles (or general intangibles for purposes of the UCC), money, investment property and other Property to the extent the pledge thereof or grant of security interests therein (a) is prohibited or restricted by any applicable law, rule or regulation or would require any consent, approval or authorization of any governmental or regulatory authority not obtained (without any requirement to obtain such any consent, approval or authorization) (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or PPSA notwithstanding such prohibition), (b) would cause the destruction, invalidation or abandonment of such asset under applicable law, or (c) is prohibited by any contract or would require any consent, approval, license or other authorization of any third party (other than Issuer or its Restricted Subsidiaries) (provided that such requirement existed on the Issue Date or at the time of the acquisition of such asset, as applicable, and was not incurred in contemplation thereof (other than in the case of capital leases and purchase money financings)) or governmental or regulatory authority not obtained (without any requirement to obtain such consent, approval, license or other authorization), in each case, other than to the extent such prohibition or restriction is ineffective under the UCC or PPSA, (vi) margin stock, (vii) Equity Interests in any Person (other than a Restricted Subsidiary) that is not a wholly owned Restricted Subsidiary of the Issuer or a Guarantor, provided that, in the case of a Person that is not organized under the laws of the United States (or any State thereof or the District of Columbia), no more than 65% of such Equity Interests, (viii) Equity Interests in Immaterial Subsidiaries, Excluded Subsidiaries and Unrestricted Subsidiaries, (ix) any lease, license, sublicense or agreement (not otherwise subject to clause (v) above) or any Property that is subject to a capital lease, purchase money security interest or similar arrangement, to the extent that a grant of a security interest therein (a) would violate or invalidate such lease, license, sublicense or agreement or purchase money security interest or similar arrangement or create a right of termination in favor of any other party thereto (other than Issuer or any of its Restricted Subsidiaries) after giving effect to the applicable anti-assignment provisions of the UCC or PPSA (other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or PPSA notwithstanding such prohibition) or (b) would require governmental or regulatory approval, consent or authorization not obtained (without any requirement to obtain such approval, consent or authorization), other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or PPSA notwithstanding such prohibition, (x) (a) cash and Cash Equivalents, deposit, securities, commodities, commodities futures, futures accounts and other accounts, securities entitlements and related Property, except, in each case, to the extent constituting identifiable proceeds of Collateral a security interest in which is perfected by the filing of an “all assets” UCC or PPSA financing statement and (b) any payroll accounts, any withholding tax and fiduciary accounts, and any escrow accounts holding funds for the benefit of third parties (other than the Issuer or any of its Restricted Subsidiaries that is a Guarantor), (xi) any intent-to-use trademark applications filed in the United States Patent and Trademark Office, pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. Section 1051, prior to the accepted filing of a “Statement of Use” and issuance of a “Certificate of Registration” pursuant to Section 1(d) of the Lanham Act or an accepted filing of an “Amendment to Allege Use” whereby such intent-to-use trademark application is converted to a “use in commerce” application pursuant to Section 1(c) of the Lanham Act, (xii) Property where the burden or cost (including any adverse tax consequences to the Issuer or any Restricted Subsidiary) of obtaining a security interest therein or perfection thereof exceeds the practical benefit to the Holders afforded thereby as reasonably determined between the Issuer, (xiii) any Property to the extent a security interest in such Property or perfection thereof would result in adverse tax consequences to the Issuer or any Restricted Subsidiary as determined by the Issuer in good faith, (xiv) any Property located in or governed by the law of any jurisdiction other than the United States or Canada (other than assets that can be perfected by the filing of a UCC or PPSA financing statement), including any intellectual property located or registered in a jurisdiction other than the United States or Canada, (xv) “consumer goods” as defined in the PPSA, and (xvi) any other exception set forth in the Security Documents.

“Excluded Subsidiaries” means any Subsidiary of the Issuer (a) that is not organized under the laws of Canada (or any province or territory thereof) or under the laws of the United States (or any State thereof or the District of Columbia), (b) that has been formed in contemplation of an acquisition that has not yet been consummated, provided that following the consummation of such acquisition it ceases to legally exist or is dissolved in accordance with clause (c) of this definition, (c) which Issuer has decided to dissolve and the process of dissolution is completed within six (6) months of such entity becoming a Subsidiary of the Issuer, (d) that is not permitted to guarantee Indebtedness or grant a Lien on its assets as a result of a contractual obligation in effect on the Issue Date or the date of the acquisition of such Subsidiary or a requirement of law, or (e) any captive insurance Subsidiary.

“Existing Indebtedness” means the aggregate amount of Indebtedness of the Issuer and its Restricted Subsidiaries (other than the Notes issued hereby and the related Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the Notes issued hereby and (2) any borrowings as of the Issue Date, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors or an executive officer of the Issuer, as the case may be pursuant to the applicable provisions of this Indenture, whose determination will be conclusive if evidenced by a Board Resolution or an Officers’ Certificate, as applicable.

“Financial Reports” has the meaning set forth in Section 6.4(b).

“Financial Term” has the meaning set forth in Section 1.13.

“Fitch” means Fitch Ratings Inc. or any successor ratings agency thereto.

“Global Note Legend” means the legend set forth in Section 2.14(a), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means certificates representing the aggregate principal amount of Notes issued and outstanding and held by, or on behalf of, a Depository.

“Government Securities” means direct obligations of, or obligations guaranteed by, the federal government of Canada for the timely payment of which guarantee or obligations the full faith and credit of the federal government of Canada is pledged.

“Guarantee” means, as to any Guarantor, a guarantee of the Indebtedness under this Indenture and the Notes.

“Guarantor” means each Restricted Subsidiary that has delivered a guarantee under this Indenture on the Issue Date, and any other Person that becomes a Restricted Subsidiary (other than an Immaterial Subsidiary or an Excluded Subsidiary) or that otherwise executes and delivers a Guarantee to the Collateral Trustee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices;

(c)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates; and

(d)	other agreements or arrangements designed to protect such Person or any Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” means a Person in whose name a Note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 51% in aggregate principal amount of the outstanding Notes requesting the Trustee to take an action or proceeding permitted by this Indenture; provided that in the case of any action or proceeding permitted by this Indenture in respect of any particular series of outstanding Notes, “Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 51% in aggregate principal amount of the outstanding Notes of such series requesting the Trustee to take such action or proceeding.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary of the Issuer whose Consolidated Net Tangible Assets, as of that date, are less than 5% of the Issuer’s Consolidated Net Tangible Assets; provided, that the Consolidated Net Tangible Assets of all Immaterial Subsidiaries, as of any such date, may not exceed 10% of the Issuer’s Consolidated Net Tangible Assets.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Issuer and (2) neither the accrual of interest or dividends nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Consolidated Fixed Charges and Indebtedness of the Issuer or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	in respect of banker’s acceptances;

(d)	in respect of Capital Lease Obligations and Purchase Money Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(e)	in respect of the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable;

(f)	representing Hedging Obligations; or

(g)	all preferred stock issued by such Person, if such Person is a Restricted Subsidiary or the Issuer and is not a Guarantor.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a)	any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence;

(b)	any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment or earnout obligations based on the performance of the acquired or disposed assets, subordinated vendor takeback loan or similar obligations (other than guarantees of Indebtedness) customarily Incurred by any Person in connection with the acquisition or disposition of any assets, including Capital Stock, in an aggregate amount not to exceed $50.0 million (for any fiscal year of the Issuer);

(c)	any indebtedness that has been defeased in accordance with the Applicable Accounting Standards or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the Indebtedness for which it was Incurred, then such Indebtedness shall constitute Indebtedness for all relevant purposes of this Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations described above, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(a)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(b)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” means this indenture (including, for the avoidance of any doubt, the preamble and recitals hereto), as originally executed or as it may from time to time be supplemented, amended, restated, or otherwise modified in accordance with the terms hereof.

“Indenture Obligations” means all Obligations of the Issuer and the Guarantors due or to become due under or in connection with this Indenture and the relevant series of Notes, including under the Guarantees, owed to the Trustee and/or the Holders according to the terms hereof and thereof.

“Initial 2026 Notes” means the $425,000,000 aggregate principal amount of 2026 Notes issued by the Issuer on the Initial Issue Date.

“Initial Issue Date” means the date on which the Initial 2026 Notes are originally issued under this Indenture, being December 15, 2021.

“Insolvency Proceeding” means a bankruptcy, insolvency, receivership, liquidation, winding up, reorganization or similar proceeding.

“Intercreditor Agreement” means an intercreditor agreement entered into, or to be entered into at the request of a Credit Facility Agent or at the request of the Issue, among, inter alios, the Collateral Trustee and any Credit Facility Agent, to which the Issuer and each Guarantor shall be party from time to time, in all cases on terms substantially in accordance with the terms described in Appendix D hereto.

“Interest Payment Date” means, for each series of Notes, a date specified in such series of Notes or the Supplemental Indenture providing for such series of Notes (or, in the case of the 2026 Notes, as specified in Article 3) as the date on which an instalment of interest on such Notes shall become due and payable.

“Investment Grade Rating” means a rating equal to or higher than:

(a)	“BBB-” (or the equivalent) from Standard & Poor’s;

(b)	“Baa3” (or the equivalent) from Moody’s;

(c)	“BBB(Low)” (or the equivalent) from DBRS; or

(d)	“BBB-” (or the equivalent) from Fitch.

“Investment Grade Status” has the meaning given to that term in Section 6.19(a).

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a statement of financial position prepared in accordance with the Applicable Accounting Standards.

If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date the Notes are originally issued pursuant to this Indenture.

“Issuer” means Curaleaf Holdings, Inc. and includes any successor to or of the Issuer, as permitted by the terms hereof.

“Issuer Order” means an order or direction in writing signed by the President, Chief Executive Officer or Chief Financial Officer of the Issuer or any director of the Issuer.

“Legal Defeasance” has the meaning given to that term in Section 8.3(a).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothec, hypothecation or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest therein and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Material Adverse Effect” means any event or change that, individually or in the aggregate with other events or changes, is or would reasonably be expected to be, materially adverse to the business, operations, assets or financial condition of the Issuer and its Restricted Subsidiaries (taken as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change: (i) that arises out of a matter that has been publicly disclosed by the Issuer or otherwise disclosed in writing by the Issuer to the Trustee prior to the date of this Indenture; (ii) that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States; or (iii) that is a result of any matter permitted by this Indenture or consented to in writing by the Trustee.

“Maturity” means, when used with respect to a Note of any series, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, Redemption Notice, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Paying Agent) for each series of Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with the Applicable Accounting Standards and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(b)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (d) in the case of any Asset Sale by a Restricted Subsidiary of the Issuer, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Issuer or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Issuer or any Restricted Subsidiary thereof, and (e) appropriate amounts to be provided by the Issuer or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any adjustment or indemnification obligations associated with such Asset Sale, all as determined in accordance with the Applicable Accounting Standards; provided that (i) excess amounts set aside for payment of taxes pursuant to clause (b) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (ii) amounts initially held in reserve pursuant to clause (e) no longer so held, will, in the case of each of subclause (i) and (ii), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness that is Incurred or assumed by the Issuer or any of its Restricted Subsidiaries in respect of which a Lien is granted or intended to be granted by the Issuer or such Restricted Subsidiary, as the case may be, and which Indebtedness is incurred or assumed solely to finance the construction, development or acquisition of an asset or property (the “Non-Recourse Asset”) from a Person at arm’s length to the Issuer and its Restricted Subsidiaries; provided that:

(a)	such Indebtedness is incurred at the time of construction, development or acquisition of the Non-Recourse Asset (or within 120 days thereafter); and

(b)	the grantees of the Liens have no recourse whatsoever (other than recourse on an unsecured basis in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings or equity interests in Unrestricted Subsidiaries holding such Non-Recourse Assets) against any assets, properties or undertaking of the Issuer and its Restricted Subsidiaries; and

(c)	no guarantee of such Indebtedness is provided by the Issuer or any of its Restricted Subsidiaries.

“Note Documents” means this Indenture, the Guarantees, the Security Documents and the Intercreditor Agreement, and all other documents, instruments and agreements governing or evidencing, or executed or delivered in connection with, this Indenture and the Notes, as such documents, instruments and agreements may be amended or supplemented from time to time.

“Notes Obligations” means all Obligations incurred or arising under the Note Documents.

“Notes” means the notes, debentures or other evidence of indebtedness of the Issuer issued and authenticated hereunder, or deemed to be issued and authenticated hereunder, and includes Global Notes and for greater certainty, the 2026 Notes.

“Obligations” means, in relation to any Indebtedness, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing such Indebtedness.

“Offering Memorandum” means the definitive offering memorandum dated December 13, 2021 relating to the offering of the 2026 Notes issued on the Initial Issue Date.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Senior Vice-President or Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by at least two Officers of the Issuer, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer, delivered to the Trustee that meets the requirements of this Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Issuer) that meets the requirements of this Indenture.

“Original U.S. Holder” means a U.S. Holder that is a Qualified Institutional Buyer and the original purchaser of the Notes from the Issuer and who delivered a U.S. QIB Agreement to the Issuer in connection with the Notes.

“Participants” has the meaning given to that term in Section 4.2(d).

“Paying Agent” has the meaning given to that term in Section 2.6(a).

“Payment Default” has the meaning given to that term in Section 7.1(f)(i).

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (i) such Person became a Restricted Subsidiary of the Issuer or (ii) such Person was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries; provided that on the date such Person became a Restricted Subsidiary of the Issuer or the date such Person was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries, as applicable, either:

(a)	immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Issuer or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a); or

(b)	immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Consolidated Fixed Charge Coverage Ratio of the Issuer would be equal to or greater than the Consolidated Fixed Charge Coverage Ratio of the Issuer immediately prior to such transaction.

“Permitted Assets” means any and all properties or assets that are used or useful in a Permitted Business (including Capital Stock in a Person that is a Restricted Subsidiary and Capital Stock in a Person whose primary business is a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Capital Stock by the Issuer or by a Restricted Subsidiary, but excluding any other securities).

“Permitted Business” means any business conducted or proposed to be conducted (as described in the Offering Memorandum) by the Issuer and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complimentary or ancillary thereto.

“Permitted Debt” has the meaning given to that term in Section 6.10(b).

“Permitted Investments” means:

(a)	any Investment in the Issuer or in a Restricted Subsidiary of the Issuer;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(i)	such Person becomes a Restricted Subsidiary of the Issuer; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 6.16 or a sale or disposition of assets excluded from the definition of “Asset Sale”;

(e)	Hedging Obligations that are Incurred in the ordinary course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(f)	stock, obligations or securities received as a result of the bankruptcy, insolvency or reorganization of a Person or taken in settlement or other resolutions of claims or disputes or in satisfaction of judgments, and extensions, modifications and renewals thereof;

(g)	advances to customers or suppliers in the ordinary course of business that are, in conformity with the Applicable Accounting Standards, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of the Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(h)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(i)	loans or advances to officers and employees of the Issuer or any of its Subsidiaries made in the ordinary course of business, which, in the aggregate outstanding amount, do not at any time exceed $25.0 million;

(j)	repurchases of, or other Investments in, the Notes;

(k)	advances, deposits and prepayments for purchases of any assets used in a Permitted Business, including any Equity Interests;

(l)	commission, payroll, travel, entertainment and similar advances to officers and employees of the Issuer or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with the Applicable Accounting Standards;

(m)	Guarantees issued in accordance with Section 6.10;

(n)	Investments existing on the Issue Date;

(o)	any Investment (i) existing on the Issue Date, (ii) made pursuant to binding commitments in effect on the date of this Indenture or (iii) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (i) or (ii); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to the Issuer or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by the Issuer;

(p)	Investments the payment for which consists solely of Capital Stock of the Issuer;

(q)	any Investment in any Restricted Subsidiary of the Issuer in connection with intercompany cash management arrangements or related activities;

(r)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(s)	performance guarantees made in the ordinary course of business or consistent with past practice;

(t)	Investments in the ordinary course of business or consistent with past practice consisting of the licensing or contribution of intellectual property pursuant to joint marketing or other business arrangements with other Persons;

(u)	any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes;

(v)	any Investment acquired by the Issuer or any of its Restricted Subsidiaries;

(w)	an Investment in exchange for any other Investment or accounts receivable held by the Issuer or any Restricted Subsidiary in connection with or as a result of a bankruptcy, insolvency, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(x)	an Investment in satisfaction of judgments against other Persons;

(y)	any Investment in respect of share price guarantees for share consideration given by the Issuer or any of its Restricted Subsidiaries with respect to acquisitions prior to the Issue Date in an aggregate amount not to exceed $25.0 million;

(z)	any Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business;

(aa)	Investments required for an Unrestricted Subsidiary solely up to the amount reasonably necessary to obtain a state license required to engage in cannabis and marijuana related activities; and

(bb)	other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (bb) since the Issue Date, not to exceed the greater of (a) $50.0 million and (b) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made;

provided, however, that with respect to any Investment, the Issuer may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (bb) so that the entire Investment would be a Permitted Investment; provided further that, notwithstanding anything to the contrary in this Indenture, in no event shall the Issuer or any Restricted Subsidiary (i) make any Investment in any European Subsidiary in excess of $25 million in the aggregate unless permitted pursuant to Section 6.9(a), Section 6.9(b)(iii) or clause (h) of this definition of “Permitted Investment”, (ii) make or own any Investment constituting any material intellectual property in any Person that is not a Guarantor or (iii) enter into any exclusive license with respect to material intellectual property owned by the Issuer or any Restricted Subsidiary whereby it licenses such intellectual property on an exclusive basis to any Subsidiary or Affiliate of the Issuer that is not a Guarantor

“Permitted Liens” means:

(a)	first priority Liens securing Indebtedness incurred pursuant to Section 6.10(b)(i) and all related Obligations;

(b)	Liens securing Indebtedness incurred pursuant to Section 6.10(b)(ii) and all related Obligations;

(c)	Liens in favor of the Issuer or any Subsidiary;

(d)	Liens on property of a Person (i) existing at the time of acquisition thereof or (ii) existing at the time such Person is merged or amalgamated with or into or consolidated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and not in contemplation of, such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged or amalgamated into or consolidated with the Issuer or the Restricted Subsidiary;

(e)	Liens on property existing at the time of acquisition thereof by the Issuer or any Restricted Subsidiary of the Issuer, provided that such Liens were in existence prior to, and not in contemplation of, such acquisition and do not extend to any property other than the property so acquired by the Issuer or the Restricted Subsidiary;

(f)	Liens securing the Notes issued on the Issue Date and the Guarantees;

(g)	Liens existing on the Issue Date;

(h)	Liens securing Non-Recourse Debt permitted by Section 6.10(b)(iv);

(i)	Liens securing Permitted Refinancing Indebtedness; provided that any such Lien is limited to all or part of the same property or assets that secured (or under the written agreement under which such original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property and assets that are the security for another Permitted Lien hereunder;

(j)	Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (i) the Incurrence of such Indebtedness was not prohibited by this Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(k)	Liens to secure Indebtedness permitted by Section 6.10(b)(iii) provided that any such Lien covers only the assets acquired, constructed, refurbished, installed, improved, deployed, refurbished, modified or leased with such Indebtedness;

(l)	Liens to secure Indebtedness that is Incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, expansion or improvement of the equipment or other property subject to such Liens; provided, however, that (i) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any property other than such item of property or any improvements on such item of property and (iii) the incurrence of such Indebtedness is otherwise not prohibited by this Indenture;

(m)	Liens securing Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(n)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security or similar obligations;

(o)	Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(p)	Liens given to a public utility of any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business;

(q)	reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets;

(r)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Issuer or any of its Restricted Subsidiaries;

(s)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental authorities pertaining to the use or development of assets, provided each is complied with in all material respects and does not materially interfere with the use of such assets in the operation of the business;

(t)	judgment and attachment Liens, individually or in the aggregate, neither arising from judgments or attachments that gave rise to, nor giving rise to, an Event of Default, notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(u)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations, and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations, in each case which are Incurred in the ordinary course of business;

(v)	bankers’ Liens and Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Issuer or any Subsidiary thereof on deposit with or in possession of such bank;

(w)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(x)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by the Applicable Accounting Standards;

(y)	Liens arising from precautionary financing statements under the UCC or financing statements under a PPSA or similar statutes regarding operating leases, sales of receivables or consignments;

(z)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(aa)	Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s, suppliers’, builders’ and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business for sums not yet delinquent by more than 60 days or being contested in good faith, if such reserve or other appropriate provisions, if any, as shall be required by the Applicable Accounting Standards, shall have been made in respect thereto;

(bb)	Liens contained in purchase and sale agreements to which the Issuer or any of its Restricted Subsidiaries is the selling party thereto which limit the transfer of assets pending the closing of the transactions contemplated thereby;

(cc)	Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of the Issuer or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(dd)	Liens in favor of the Trustee as provided for in this Indenture on money or property held or collected by the Trustee in its capacity as Trustee;

(ee)	Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture owned by the Issuer or any of its Restricted Subsidiaries to the extent securing non-recourse debt or other Indebtedness of such Unrestricted Subsidiary or joint venture;

(ff)	Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(gg)	Liens securing inventories that are purchased on credit terms exceeding 90 days made in the ordinary course of business;

(hh)	Liens arising out of the conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(ii)	non-exclusive licenses of intellectual property rights in the ordinary course of business;

(jj)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement with respect to an acquisition;

(kk)	Liens in favour of the Collateral Trustee; or

(ll)	Liens not otherwise permitted by clauses (a) through (kk) of this definition which secure Indebtedness of the Issuer or any of its Restricted Subsidiaries not to exceed 3.0% of the Consolidated Net Tangible Assets of the Issuer at any one time outstanding.

“Permitted Protective Actions” means any of the following:

(a)	to file a claim, proof of claim or statement of interest with respect to the Note Obligations in a manner that is consistent with the terms and conditions of the Intercreditor Agreement; provided that an Insolvency Proceeding has been commenced by or against the Issuer or any Guarantor or the respective Property;

(b)	to take any action in order to create, perfect, preserve or protect (but not enforce) its Lien on the Collateral pursuant to the Security Documents, so long as such action is (a) not adverse to the priority status in accordance with the Intercreditor Agreement of Liens on the Collateral securing the Credit Facility Obligations or the rights of the Credit Facility Agent or the holders of Credit Facility Obligations to exercise remedies and (b) is otherwise in accordance with the Intercreditor Agreement;

(c)	to file any responsive or defensive pleadings or other materials in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims or Liens of the Holders, including any claims secured by the Collateral, if any, in each case accordance with the terms of the Intercreditor Agreement;

(d)	to vote on any plan of reorganization, plan of arrangement, proposal or similar plan in any Insolvency Proceeding in a manner that is consistent with the terms and conditions of the Intercreditor Agreement, file any proof of claim, make other filings and make any arguments and motions with respect to the Note Obligations and Collateral that may be asserted by an unsecured creditor so long as such filings, arguments and motions do not violate and are not otherwise inconsistent with the Intercreditor Agreement;

(e)	to bid for or purchase Collateral at any private, judicial or public sale foreclosure of such Collateral (including any sale in any Insolvency Proceeding); provided that such bid may not include a “credit bid” in respect of any Credit Facility Obligations unless the net cash proceeds of such bid are sufficient to cause the discharge in full of the Credit Facility Obligations at the closing of such bid; and

(f)	to inspect or appraise the Collateral or receive information or reports concerning the Collateral in accordance with the Security Documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued (i) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (ii) constituting an amendment, modification or supplement to or deferral or renewal of ((i) and (ii) each, a “Refinancing”) any other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium necessary to accomplish such refinancing and fees and expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced;

(c)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced; and

(d)	if the Indebtedness being Refinanced is pari passu in right of payment with the Notes or any Guarantee, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Guarantee, as applicable.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, unlimited liability company, or government or other entity.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder and the Securities Transfer Act, 2006 (British Columbia) and the regulations thereunder, in each case as from time to time in effect, provided, however, if validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority of the Collateral Trustee security interests in any Collateral are governed by the personal property security laws or laws relating to movable property of any other jurisdiction (including but not limited to the UCC), the term “PPSA” shall mean such other personal property security laws or laws relating to movable property for the purposes of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions.

“Premises” has the meaning given to that term in Section 6.17.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person.

“Purchase Money Obligations” means Indebtedness of the Issuer and its Restricted Subsidiaries incurred for the purposes of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Permitted Assets.

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act, that is also an Accredited Investor;

“Record Date” has the meaning given to such term in Section 2.12(d).

“Redemption Date” has the meaning given to that term in Section 5.4.

“Redemption Notice” has the meaning given to that term in Section 5.4.

“Redemption Price” has the meaning given to that term in Section 5.1.

“Registrar” has the meaning given to that term in Section 2.6(a).

“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (i) 1.00% per annum plus (ii) the bid yield to maturity on such date compounded semi-annually which a non-callable non-amortizing U.S. Government nominal bond would be expected to carry if issued, in U.S. dollars in the United States, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term from such redemption date to June 15, 2023, as determined by the Issuer based on a linear interpolation of the yields represented by the arithmetic average of bids observed in the market place at or about 10:00 a.m. (Vancouver time), on the relevant date for each of the two outstanding non-callable non-amortizing U.S. Government nominal bonds which have the terms to maturity which most closely span the remaining term from such redemption date to June 15, 2023 of the Notes, where such arithmetic average is based in each case on the bids quoted to an independent investment dealer acting as agent of the Issuer by two independent registered members of the Investment Industry Regulatory Organization of Canada selected by the Issuer (and acceptable to the Trustee, acting reasonably), calculated in accordance with standard practice in the industry.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any note, (i) the redemption price of such Called Principal at June 15, 2023 (such redemption price being set forth in the table appearing in Section 3.7(a), and (ii) all required payments of interest on such Called Principal that would be due after the date of calculation of the redemption price with respect to such Called Principal through and including June 15, 2023 if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Notes, then the amount of the next succeeding interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

“Replacement Assets” means (i) non-current assets that will be used or useful in a Permitted Business or (ii) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business.

“Reporting Failure” means the failure of the Issuer to furnish to the Trustee and each holder of Notes, within the time periods specified in Section 6.4 (after giving effect to any grace period specified under applicable Canadian securities laws), the annual reports, information, documents or other reports which the Issuer may be required to file with the Canadian Securities Administrators or similar governmental authorities, as the case the be, pursuant to such or similar applicable provisions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning given to that term in Section 6.9.

“Restricted Notes” has the meaning set forth in Section 2.3(h).

“Restricted Subsidiary” means any Subsidiary of a Person that is not designated as an Unrestricted Subsidiary.

“Reversion Date” has the meaning given to that term in Section 6.19(b).

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Issuer or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or a Restricted Subsidiary leases it from such Person.

“Security Documents” means all of the security agreements, pledges, collateral assignments, mortgages, deeds of hypothec, deeds of trust, trust deeds or other instruments from time to time evidencing or creating or purporting to create any Lien in favour of the Collateral Trustee for its benefit and for the benefit of the Trustee and the holders of the Notes, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Standard & Poor’s” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Issuer or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 12.5.

“Suspended Covenants” has the meaning given to that term in Section 6.19(a).

“Suspension Period” has the meaning given to that term in Section 6.19(a).

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended.

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto, and for the avoidance of doubt, including any withholding or deduction for or on account of Tax) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“THC” means tetrahydrocannabinol.

“Trustee” means Odyssey Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Trustee’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“United States Taxes” has the meaning given to that term in Section 3.11(a).

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant contained in Section 6.5, and any Subsidiary of such Subsidiary.

“U.S. Holder” means any (a) Holder that (i) is a U.S. Person, (ii) is in the United States, (iii) received an offer to acquire Notes while in the United States, or (iv) was in the United States at the time such Holder’s buy order was made or such Holder executed or delivered its purchase order or subscription agreement for the Notes or (b) Person who purchased the Notes on behalf of, or for the account or benefit of, a U.S. Person or any Person in the United States.

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. QIB Agreement” has the meaning set forth in Section 2.3(h).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Legend” has the meaning set forth in Section 2.3(h).

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

1.2	Meaning of “Outstanding”

Every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.11 or the payment for redemption thereof shall have been set aside under Section 5.7, provided that:

(a)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)	for the purposes of any provision of this Indenture entitling Holders of outstanding Notes of any series to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders thereof, Notes owned directly or indirectly, legally or equitably, by the Issuer or any of its Subsidiaries shall be disregarded (unless the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of such series of Notes at the time outstanding in which case they shall not be disregarded) except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, resolution, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officers’ Certificate confirming that the Issuer and/or one or more of its Subsidiaries are the only Holders shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to the Issuer or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Issuer or any of its Subsidiaries.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Appendices refer, unless otherwise specified, to articles of and appendices to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include the Guarantees, as applicable, and any and every Supplemental Indenture;

(f)	Unless otherwise defined terms that are used and defined in the UCC or the PPSA, as applicable, shall have the meanings given to them in the UCC or the PPSA, as the case may be.

1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter with the same force and effect as if such action had been taken on such non Business Day and, in the case of any payments, no additional amounts shall accrue or be payable as a result of such delay.

1.7	Applicable Law

This Indenture, the Notes and the Guarantees shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Monetary References

Whenever any amounts of money (including the word “dollars” and the symbol “$”) are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.

1.9	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by the Issuer on its own behalf and on behalf of its Restricted Subsidiaries shall bind their respective successors and assigns, as applicable, whether expressed or not.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their respective successors or assigns hereunder, any Paying Agent, the Holders and the Trustee, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Accounting Terms; Changes in the Applicable Accounting Standards

(a)	Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under the Applicable Accounting Standards applied consistently throughout the relevant period and relevant prior periods.

(b)	If there occurs a material change in the Applicable Accounting Standards after the Initial Issue Date, and such change would require disclosure under the Applicable Accounting Standards in the financial statements of the Issuer and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, the Issuer shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Issuer’s current and immediately prior year’s financial statements in accordance with the Applicable Accounting Standards and state whether the Issuer desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Issuer of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(c)	If the Issuer so indicates that it wishes to revise the method of calculating the Financial Term, the Issuer shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

1.14	Interest Act (Canada)

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or other amount to be paid under a Note is to be calculated for any period in any calendar year (the “Calculation Period”), the yearly rate of interest to which the rate used in such calculation is equivalent is the rate payable under a Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Indenture.

Article 2
THE NOTES

2.1	Issue and Designation of Notes; Ranking

The aggregate principal amount of Notes authorized to be issued and authenticated under this Indenture is unlimited, provided, however, that Notes may be issued under this Indenture only on and subject to the conditions and limitations in this Indenture. The Indebtedness evidenced by the Notes will be direct senior secured Obligations of the Issuer secured by Liens on the Collateral, subject to Permitted Liens.

2.2	Issuance in Series

(a)	Notes may be issued in one or more series from time to time pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Notes of each series (i) will have such designation, (ii) may be subject to a limitation of the maximum principal amount authorized for issuance, (iii) will be issued in such denominations, (iv) may be purchased and payable as to principal, premium (if any) and interest at such place or places and in such currency or currencies, (v) will bear such date or dates and mature on such date or dates, (vi) will indicate the portion (if less than all of the principal amount) of such Notes to be payable on declaration of acceleration of Maturity, (vii) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (viii) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Notes may be redeemed or purchased at the option of the Issuer or otherwise, (ix) may contain conversion or exchange terms, (x) will indicate the percentage of the principal amount (including any premium) at which Notes may be issued or redeemed, (xi) will set out each office or agency at which the principal of, premium (if any) and interest on the Notes will be payable, and the addresses of each office or agency at which the Notes may be presented for registration of transfer or exchange, (xii) may contain covenants and events of default in addition to or in substitution for the covenants contained herein and the Events of Default, (xiii) may contain additional legends and/or provisions relating to the transfer and exchange of Notes in addition to those provided for herein, and (xiv) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be set forth in a Board Resolution passed at or before the time of the issue of the Notes of such series and such other provisions (to the extent as the Board of Directors may deem appropriate) as are contained in the Notes of such series. The execution by the Issuer of the Notes of such series and the delivery thereof to the Trustee for authentication will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

(b)	All Notes of any one series will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to this Indenture, an Officers’ Certificate or the Supplemental Indenture establishing such series. Not all Notes of any one series need to be issued at the same time, and, unless otherwise provided, Additional Notes of any series may be issued from time to time, at the option of the Issuer without the consent of any Holder.

(c)	Before the creation of any series of Notes (other than the 2026 Notes, which terms are provided for in Article 3), the Issuer will execute and deliver to the Trustee a Supplemental Indenture for the purpose of establishing the terms of such series of Notes and the forms and denominations in which they may be issued, together with a Board Resolution authorizing the issuance of any such Notes. The Trustee will execute and deliver such Supplemental Indentures from time to time pursuant to Section 12.5.

(d)	Whenever any series of Notes has been authorized, Notes in such series may from time to time be authenticated by the Issuer and delivered to the Trustee and, subject to Section 2.4, will be certified and delivered by the Trustee to or to the order of the Issuer upon receipt by the Trustee of:

(i)	a Board Resolution authorizing the issuance of a specified principal amount of Notes of such series;

(ii)	an Officers’ Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Issuer has complied with all other conditions of this Indenture in connection with the issue of such series;

(iii)	an Issuer Order for the authentication and delivery of such series of Notes specifying the principal amount of the Notes to be authenticated and delivered; and

(iv)	an Opinion of Counsel addressed to the Trustee to the effect that all legal requirements imposed by this Indenture, any applicable Supplemental Indenture or by law governing the Notes in connection with the issuance, authentication and delivery of such series of Notes have been complied with subject to the delivery of certain documents or instruments specified in such opinion.

2.3	Form of Notes

(a)	The Notes of any series and the Trustee’s certificate of authentication shall be substantially in the form set out in the Supplemental Indenture establishing such series (or in the case of the 2026 Notes, in the form set out in Appendix A hereto), together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rules, the Depository or consistent with customary practice or usage, which may include one or more of the legends set forth in Section 2.3(h) or Section 2.14 hereof or in a Supplemental Indenture. Each Note shall be dated the date of its authentication. Unless otherwise set out in the Supplemental Indenture establishing a series of Notes, Notes shall be issued in denominations of $1,000 and integral multiples of $1,000.

(b)	The terms and provisions contained in the Notes and the Supplemental Indenture establishing each series of Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture and each applicable Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)	The Notes of any series may be in different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of such Notes of different denominations or forms and in the provisions for the registration or transfer of such Notes.

(d)	Subject to Section 2.3(a) and to any limitation as to the maximum principal amount of Notes of any particular series, any Notes may be issued as a part of any series of Notes previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue.

(e)	All series of Notes which may at any time be issued under this Indenture and the certificate of the Trustee endorsed on such Notes may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Board of Directors determines at the time of first issue of any series of Notes, as approved by the Trustee, the approval of which will be conclusively evidenced by its authentication of such Notes.

(f)	If any provision of any series of Notes in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(g)	Notes may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Issuer may determine. The execution of any such Notes by the Issuer and the authentication by the Trustee in accordance with Section 2.4 of any such Notes will be conclusive evidence that such Notes are Notes authorized by this Indenture.

(h)	Each Note issued to, or for the account for benefit of, a U.S. Holder (other than an Original U.S. Holder), and each Note issued in exchange or substitution therefor, will bear the U.S. Legend (as defined below) (the “Restricted Notes”) and shall be subject to the restrictions on transfer set forth in this Section 2.3(h) (including the U.S. Legend), and each Holder, by its acceptance of a Restricted Note, agrees to be bound by all such restrictions on transfer. As used in this Section 2.3(h) and Section 4.5(f), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Note.

The Notes have not been and will not be registered under the U.S. Securities Act or under the securities laws of any of the states of the United States, and may not be offered, sold or otherwise disposed of by a U.S. Holder unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available or the Notes are the subject of an effective registration statement under the U.S. Securities Act. Each Note issued for the benefit or account of a U.S. Holder (other than an Original U.S. Holder), and each Note issued in exchange or substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time (the “U.S. Legend”):

“THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) IN THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY PURSUANT TO CLAUSE 1(a) OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.”

provided that, if the Notes are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, the U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by the transferor providing a declaration to the Trustee and the Issuer in the form set forth in Appendix C or as the Issuer may prescribe from time to time, or such other evidence which may include an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer; provided further, that, if any such Notes are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by delivery to the Trustee and the Issuer of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer, to the effect that such U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Notwithstanding anything in this Section 2.3(h) to the contrary, and provided that the Original U.S. Holder has duly executed and delivered a U.S. QIB Agreement, to the Issuer in connection with the original purchase of the Initial 2026 Notes (the “U.S. QIB Agreement”), the Initial 2026 Notes issued to such Original U.S. Holder shall be represented by a Global Note which shall not bear the U.S. Legend; provided, however, that such Initial 2026 Notes constitute “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and shall be subject to the terms and conditions of the U.S. QIB Agreement.

2.4	Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of this Indenture.

(b)	No Notes will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(c)	Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.11. Except as provided in Section 6.10, there is no limit on the amount of Notes that may be issued hereunder.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of this Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under this Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under this Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of this Indenture.

2.5	Non-Certificated Deposit

(a)	Notwithstanding anything to the contrary contained in this Indenture, but subject to the provisions of this Section 2.5, at the Corporation’s option, Notes may be issued and registered in the name of CDS or its nominee and:

(i)	the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS; and

(ii)	shall be identified by the applicable CUSIP and ISIN numbers.

(b)	If the Corporation issues Notes in a non-certificated format, Beneficial Holders of such Notes registered and deposited with CDS shall not receive Note Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Notes registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Notes registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Notes registered and deposited with CDS. Nothing herein shall prevent the holders of Notes registered and deposited with CDS from voting such Notes using duly executed proxies or voting instruction forms.

(c)	All references herein to actions by, notices given or payments made to, Notes shall, where Notes are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Noteholders evidencing a specified percentage of the aggregate Notes outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Participants owning Notes evidencing the requisite percentage of the Notes. The rights of a Beneficial Holder whose Notes are held established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Notes and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)	For so long as Notes are held through CDS, if any notice or other communication is required to be given to Noteholders, the Trustee will give such notices and communications to CDS.

(e)	If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Notes in the names and in the amounts specified by CDS, and the Corporation shall issue and the Trustee shall certify and deliver the aggregate number of Notes then outstanding in the form of definitive Notes Certificates representing such Notes.

(f)	The rights of Beneficial Holders who hold securities entitlements in respect of the Notes through the non-certificated inventory system administered by CDS shall be limited to those established by Applicable Law and agreements between the Depository and the Participants and between such Participants and the Beneficial Holders who hold securities entitlements in respect of the Notes through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(g)	Notwithstanding anything herein to the contrary, none of the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or other interests in the Notes or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Note represented by an electronic position in the non-certificated inventory system administered by CDS (other than Depository or its nominee);

(ii)	for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

(h)	The Corporation may terminate the application of this Section 2.5 in its sole discretion in which case all Notes shall be evidenced by Note Certificates registered in the name of a Person other than the Depository

2.6	Registrar and Paying Agent

(a)	The Issuer shall maintain for each series of Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where such Notes may be surrendered for payment (“Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange.

(b)	The Issuer may appoint one or more co-registrars and one or more additional paying agents for any series of Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Issuer does not exercise its option to appoint or maintain another entity as Registrar or Paying Agent in respect of any series of Notes, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar for any series of Notes. The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the Notes.

2.7	Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, and interest on the Notes of the relevant series and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent; provided that upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for each series of Notes.

2.8	Book Entry Only Notes

(a)	Subject to Section 4.2(b) and the provisions of the Notes of any series or any Supplemental Indenture providing for the issuance thereof, Notes shall be issued initially as Book Entry Only Notes represented by one or more Global Notes. Each Global Note authenticated in accordance with this Indenture and any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and deposited with such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture and the applicable Supplemental Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Participants on behalf of the Beneficial Holders of such Global Note in accordance with the rules and procedures of the Depository. None of the Issuer or the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Notes or for maintaining, reviewing or supervising any records relating to such beneficial interests therein. Except as otherwise provided in this Indenture or any Supplemental Indenture in respect of a series of Notes, Beneficial Holders of Global Notes shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Definitive Notes and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the Beneficial Holders from voting Global Notes using duly executed voting instruction forms.

(b)	Every Note authenticated and delivered upon registration or transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof.

2.9	Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following in addition to the provisions of Section 4.2, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 4.2(b):

(a)	the Trustee may deal with such Depository as the authorized representative of the Beneficial Holders of such Notes;

(b)	the rights of the Beneficial Holders of such Notes shall be exercised only through such Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes of any series, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)	such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium (if any) and interest on the Notes to such direct Participants for subsequent payment to the Beneficial Holders thereof;

(e)	the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Notes for all purposes whatsoever;

(f)	whenever a notice or other communication is required to be provided to Holders in connection with this Indenture or the Notes, the Trustee shall provide all such notices and communications to the Depository for subsequent delivery of such notices and communications to the Beneficial Holders in accordance with Applicable Securities Legislation and the procedures of the Depository; and

(g)	notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof. Upon payment over to the Depository, the Trustee, if acting as the Paying Agent, shall have no further liability for the money.

2.10	Interim Notes

Pending the delivery of Definitive Notes of any series to the Trustee, the Issuer may issue and the Trustee authenticate in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to Definitive Notes of such series when the same are ready for delivery; or the Issuer may execute and deliver to the Trustee and the Trustee authenticate a temporary Note for the whole principal amount of Notes of such series then authorized to be issued hereunder and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to Definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes of such series duly issued hereunder and, pending the exchange thereof for Definitive Notes of such series, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders of such series and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the Definitive Notes of such series to the Trustee, the Trustee shall call in for exchange all temporary or interim Notes of such series or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof.

2.11	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall authenticate and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture and shall rank equally in accordance with its terms with all other Notes of such series issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.12	Concerning Interest

(a)	All Notes of each series issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes (including for certainty Notes issued under Sections 2.10 and 2.11), shall bear interest (i) from and including their respective issue date, or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on a Note of any series will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c)	If the date for payment of any amount of principal, premium or interest in respect of a Note of any series is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)	The Holder of any Note of any series at the close of business on any Record Date applicable to a particular series with respect to any Interest Payment Date for such series shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date for such series, in which case such defaulted interest shall be paid to the Holder of such Note as at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given in accordance with Section 14.2 by mail by or on behalf of the Issuer to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date. The term “Record Date” as used with respect to any Interest Payment Date (except a date for payment of defaulted interest) for the Notes of any series shall mean the date specified as such in the terms of the Notes of such series established as contemplated by Section 2.2, and in respect of the 2026 Notes, shall have the meaning specified in Article 3.

(e)	Wherever in this Indenture, any Supplemental Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)	Unless otherwise specifically provided in this Indenture or the terms of any Note, interest on Notes of any series shall be computed on the basis of a year of 365 days or 366 days, as applicable. With respect to any series of Notes, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.13	Payments of Amounts Due on Maturity

(a)	Subject to Section 2.13(b), the following provisions shall apply to all Notes, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2026 Notes, Article 3):

(i)	in the case of fully registered Notes, the Issuer shall establish and maintain with the Paying Agent a Maturity Account for each series of Notes. On or before 11:00 a.m. (Vancouver time) on the Business Day before the Stated Maturity date for each series of Notes outstanding from time to time under this Indenture, the Issuer shall deposit in the applicable Maturity Account by wire or other electronic transfer or certified cheque an amount sufficient to pay all amounts payable in respect of the outstanding Notes of such series (less any Taxes required by law to be deducted or withheld therefrom). The Paying Agent will pay to each Holder of such Notes entitled to receive payment, the principal amount of, and premium (if any) on, such Notes, upon surrender of such Notes to the Paying Agent or at any branch of the Trustee designated for such purpose from time to time by the Issuer and the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Issuer for such Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.13(a)(i) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made; and

(ii)	in the case of any series of Notes issued and outstanding in the form of or represented by Global Notes, on or before 11:00 a.m. (Vancouver time) on the day prior to the Stated Maturity date for such Notes, the Issuer shall deliver to the Trustee, for onward payment to the Depository, in each case by wire or other electronic funds transfer, an amount sufficient to pay the amount payable in respect of such Global Notes (less any Taxes required by law to be deducted or withheld therefrom). The Issuer shall pay to the Trustee, for onward payment to the Depository, the principal amount of, and premium (if any) on, such Global Notes, against receipt of the relevant Global Notes. The delivery of such wire or other electronic funds to the Trustee for onward payment to the Depository (or its nominee), as applicable, will satisfy and discharge the liability of the Issuer for the series of Notes to which the electronic funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture unless such electronic funds transfer is not received. Failure to make delivery of funds available as required to be made pursuant to this Section 2.13(a)(ii) will constitute Default in payment on the Notes of the series in respect of which the delivery or making available of funds was required to have been made.

(b)	Notwithstanding Section 2.13(a), all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor the Paying Agent shall have any obligation to disburse funds pursuant to Section 2.13(a)(i) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Paying Agent shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.14	Legends on Notes

(a)	Each Global Note shall bear a legend in substantially the following form, subject to such modification as required by the applicable Depository (the “Global Note Legend”):

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO CURALEAF HOLDINGS, INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

(b)	Prior to the issuance of Notes of any series, the Issuer shall notify the Trustee, in writing, concerning which Notes are to be certificated and are to bear the legend or legends described in Section 2.3(h) or this Section 2.14.

2.15	Payment of Interest

The following provisions shall apply to Notes of each series, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2026 Notes, Article 3):

(a)	As interest becomes due on each fully registered Note (except on redemption thereof, when interest may at the option of the Issuer be paid upon surrender of such Note), the Issuer, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest including any Additional Amounts (less any Taxes required by law to be deducted or withheld therefrom) to the order of the Holder of such Note at the close of business on the Record Date prior to the applicable Interest Payment Date and addressed to the Holder at the Holder’s last address appearing on the register (or in the case of joint Holders, to such address of one of the joint Holders), unless such Holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least two days prior to each Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Holders), such payment shall be made in a manner whereby the Holder receives credit for such payment on the Interest Payment Date. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any Taxes deducted or withheld as aforesaid, satisfy and discharge all liability for interest including any Additional Amounts on such Note to such extent, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Issuer shall issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on any Note in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, by 11:00 a.m. (Vancouver time) at least one Business Day prior to the related Interest Payment Date for a Note or to the date of mailing the cheques for the interest due on such Interest Payment Date for such Note, whichever is earlier, the Issuer shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Issuer in order to effect such interest payment hereunder.

(b)	So long as the Notes of any series or any portion thereof are issued in the form of or represented by a Global Note, then all payments of interest on such Global Note shall be made by 11:00 a.m. (Vancouver time) at least one Business Day prior to the related Interest Payment Date by electronic funds transfer made payable to the Trustee for subsequent payment to the Depository on behalf of the Beneficial Holders of the applicable interests in that Global Note, unless the Issuer and the Trustee agree.

(c)	Notwithstanding Sections 2.15(a) and 2.15(b), all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor Paying Agent, as applicable, shall have any obligation to disburse funds in respect of any Note pursuant to Section 2.15(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date for such Note. The Trustee or Paying Agent, as applicable, shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.16	Record of Payment

The Trustee will maintain accounts and records evidencing any payment, by it or any other Paying Agent on behalf of the Issuer, of principal, premium (if any) and interest in respect of Notes of each series, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

2.17	Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.

Article 3
TERMS OF THE 2026 Notes

3.1	Definitions

In this Article 3 and in the Notes, the following terms have the following meanings:

“2026 Note Account” means any account which is designated in writing to the Trustee as the 2026 Note Account from time to time.

“2026 Note Maturity Date” has the meaning given to it in Section 3.5.

“Additional 2026 Notes” means any 2026 Notes issued under and pursuant to the terms of and subject to the conditions of this Indenture after the Initial Issue Date.

“Interest Payment Date” for the purposes of this Article 3 means June 15 and December 15 of each year that the 2026 Notes are outstanding and (except in respect of any Additional 2026 Notes) commencing on June 15, 2022.

“Interest Period” means the period commencing on the later of (a) the date of issue of the 2026 Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.

“Record Date” means, with respect to any Interest Payment Date, the immediately preceding June 1 and December 1.

3.2	Creation and Designation of the 2026 Notes

In accordance with this Indenture, the Issuer is authorized to issue a series of Notes designated “8.00% Senior Secured Notes due December 15, 2026”.

3.3	Aggregate Principal Amount

The aggregate principal amount of 2026 Notes which may be issued under this Indenture is unlimited, provided, however, that the maximum principal amount of 2026 Notes initially issued hereunder on the Issue Date shall be $425,000,000. The Issuer may, from time to time, without the consent of any existing Holders but subject to Section 6.10, create and issue Additional 2026 Notes hereunder having the same terms and conditions as the 2026 Notes in all respects, except for the date of issuance, issue price and first payment of interest thereon; provided, further, that if any such Additional 2026 Notes are not fungible with the Initial 2026 Notes for U.S. federal income tax or securities law purposes, such Additional 2026 Notes shall have one or more separate CUSIP numbers. Additional 2026 Notes so created and issued will be consolidated with and form a single series with the 2026 Notes.

3.4	Authentication

The Trustee shall initially authenticate one or more Global Notes for original issue on the Initial Issue Date in an aggregate principal amount of $425,000,000 or otherwise to permit transfers or exchanges in accordance with Section 4.6 upon receipt by the Trustee of a duly executed Authentication Order. After the Initial Issue Date, subject to Section 3.3, the Issuer may issue, from time to time, and the Trustee shall authenticate upon receipt of an Authentication Order, Additional 2026 Notes for original issue. Except as provided in Section 6.10, there is no limit on the amount of Additional 2026 Notes that may be issued hereunder. Each such Authentication Order shall specify the principal amount of 2026 Notes to be authenticated and the date on which such 2026 Notes are to be authenticated. The aggregate principal amount of 2026 Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders provided in respect of original issues of 2026 Notes except as provided in Section 2.11. For certainty, the Trustee shall not be obligated or liable to ensure that the Issuer is in compliance with the limitations in Section 6.10, and shall be entitled to rely on an Officers’ Certificate from the Issuer certifying such compliance for any Additional 2026 Notes so issued.

3.5	Date of Issue and Maturity

The Initial 2026 Notes will be dated December 15, 2021 and the 2026 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 15, 2026 (the “2026 Note Maturity Date”).

3.6	Interest

(a)	The 2026 Notes will bear interest on the unpaid principal amount thereof at the rate of 8.00% per annum from the Issue Date to, but excluding, the 2026 Note Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date for the Initial 2026 Notes will be June 15, 2022.

(b)	Interest will be payable in respect of each Interest Period (after, as well as before, the 2026 Note Maturity Date, default and judgment, with interest overdue on principal and interest at a rate that is 1% higher than the applicable rate on the 2026 Notes) on each Interest Payment Date in accordance with Section 2.12 and Section 2.15. Interest on the 2026 Notes will accrue from the Issue Date or, if interest has already been paid, from and including the last Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; except that interest in respect of any period that is shorter than a full semi-annual interest period will be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of days elapsed in that period.

3.7	Optional Redemption

(a)	At any time and from time to time prior to June 15, 2023, the Issuer may redeem all or a part of the 2026 Notes, upon not less than 15 days’ nor more than 60 days’ notice, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium and accrued and unpaid interest, if any, as of the applicable date of redemption (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

(b)	At any time prior to June 15, 2023, the Issuer may, on one or more occasions, redeem up to 35% of the aggregate principal amount of 2026 Notes issued under this Indenture (including any Additional 2026 Notes), upon not less than 15 days’ nor more than 60 days’ notice, at a Redemption Price of 108.00% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date, with the net cash proceeds of one or more Equity Offerings; provided that:

(i)	2026 Notes in an aggregate principal amount equal to at least 65% of the aggregate principal amount of 2026 Notes issued under this Indenture (excluding any Additional 2026 Notes) remain outstanding immediately after the occurrence of such redemption (excluding 2026 Notes held by the Issuer or its Affiliates); and

(ii)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

(c)	Except pursuant to Sections 3.7(a) and 3.7(b), the 2026 Notes will not be redeemable at the Issuer’s option prior to June 15, 2023.

(d)	At any time and from time to time on or after June 15, 2023, the Issuer may redeem all or a part of the 2026 Notes upon not less than 15 days’ nor more than 60 days’ notice, at the Redemption Prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the 2026 Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of Holders on the relevant record date to receive interest on the relevant Interest Payment Date:

Year	Percentage
June 15, 2023 to June 14, 2024	104.00%
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.000%

(e)	Unless otherwise specifically provided in this Section 3.7, the terms of Article 5 shall apply to the redemption of any 2026 Notes and in the event of any inconsistency, the terms of this Section 3.7 shall prevail.

3.8	Mandatory Redemption and Market Purchases

(a)	The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the 2026 Notes; provided, however, that the Issuer may be required to offer to purchase the 2026 Notes pursuant to Sections 6.15 and 6.16.

(b)	The Issuer or any of its Subsidiaries may at any time and from time to time purchase 2026 Notes by tender offer, open market purchases, negotiated transactions, private agreement or otherwise at any price in accordance with Applicable Securities Legislation, so long as such acquisition does not violate the terms of this Indenture.

3.9	Form and Denomination of the 2026 Notes

(a)	The 2026 Notes will be issued with an original issue discount and at an issue price of $1,000 per $1,000 of principal amount (and integral multiples of $1,000).

(b)	Subject to Section 4.2(b), the 2026 Notes will be issuable as Global Notes, substantially in the form set out in Appendix A hereto with such changes as may be reasonably required by the Depository and as required or permitted by this Indenture and any other changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2026 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2. Notes may have notations, legends or endorsements required by law, stock exchange rules or the Depository or consistent with customary practice. To the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

3.10	Currency of Payment

The principal of, and interest and premium (if any) on, the 2026 Notes will be payable in United States dollars.

3.11	Additional Amounts

(a)	All payments made by any Guarantor under or with respect to any Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any United States taxing authority (hereinafter “United States Taxes”), unless any Guarantor is required to withhold or deduct United States Taxes by law or by the interpretation or administration thereof. If any Guarantor is so required to withhold or deduct any amount of interest for or on account of United States Taxes from any payment made under or with respect to any Guarantee, such Guarantor will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such United States Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an “Excluded Holder”):

(i)	which is subject to such United States Taxes by reason of any connection between such holder and the United States or any states political subdivision thereof or authority thereof other than the mere holding of Notes or the receipt of payments thereunder;

(ii)	which failed to duly and timely comply with a timely request of the Issuer to provide information, documents, certification or other evidence concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with the United States or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any United States Taxes as to which Additional Amounts would have otherwise been payable to such holder of Notes but for this clause (ii);

(iii)	which is a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner);

(iv)	to the extent that the United States Taxes required to be withheld or deducted are imposed pursuant to sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (and any amended or successor version that is substantially comparable), and any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

(v)	any combination of the foregoing clauses of this proviso.

(b)	The Issuer or such Guarantor, as the case may be, will also (i) make such withholding or deduction and, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor, as the case may be, will furnish to the holders of the Notes, within 30 days after the date the payment of any United States Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Guarantor, as the case may be. Such Guarantor will indemnify and hold harmless each holder (other than all Excluded Holders) for the amount of (A) any United States Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such holder as a result of payments made under or with respect to the Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any United States Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this Section 3.11(b).

(c)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d)	The obligations described under this Section 3.11 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

3.12	Appointment of Trustee and Depository

(a)	The Trustee will be the trustee for the 2026 Notes, subject to Article 11.

(b)	The Issuer initially appoints CDS to act as Depository with respect to the 2026 Notes.

(c)	The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent, Paying Agent and Collateral Trustee with respect to the 2026 Notes. The Issuer may change the Registrar, transfer agent, authentication agent, Paying Agent or Collateral Trustee for the 2026 Notes at any time and from time to time without prior notice to the Holders of the 2026 Notes.

3.13	Inconsistency

In the case of any conflict or inconsistency between this Article 3 and any other provision of this Indenture, Article 3 shall, as to the 2026 Notes, govern and prevail.

3.14	Reference to Principal, Premium, Interest, etc.

Whenever this Indenture refers to, in any context, the payment of principal, Called Principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference shall include the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Article 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1	Register of Definitive Notes

(a)	Subject to the terms of any Supplemental Indenture, with respect to each series of Notes issuable in whole or in part as registered Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Notes of such series or as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers and exchanges of Notes. Such registration shall be noted on the relevant Notes by the Trustee or other Registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a registered Note shall be valid unless made on such register referred to in Section 4.1(a) by the Holder or such Holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of the Notes together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe, and unless the name of the transferee shall have been noted on the Note and on the registers by the Trustee or other Registrar.

(c)	A Holder of a registered Note may only transfer such registered Note in compliance with the provisions of any legends thereon restricting such transfer and in accordance with applicable law.

4.2	Global Notes

(a)	With respect to Notes issuable as or represented by, in whole or in part, one or more Global Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Note (being the Depository, or its nominee, for such Global Note) and particulars of the Global Note held by it, and of all transfers thereof. If any Notes are at any time not Global Notes, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and, accordingly, subject to Section 4.6, no Definitive Notes of any series shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in any Supplemental Indenture, a resolution of the Trustee, a Board Resolution or an Officers’ Certificate:

(i)	Definitive Notes may be issued to Beneficial Holders at any time after:

(A)	the Issuer has determined, or has been notified by the Depository, and written notice thereof has been provided to the Trustee, that that CDS (1) is unwilling or unable to continue as Depository for Global Notes, or (2) ceases to be eligible to be a Depository, and, in each case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;

(B)	the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-entry system ceases to exist; or

(C)	the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that Beneficial Holders representing, in the aggregate, not less than 51% of the aggregate outstanding principal amount of the Notes of the affected series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Notes of such series is no longer in their best interests; and

(ii)	Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and Counsel, or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)	Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b)(i) or upon the transfer of a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 4.2(b)(i)(A), the Trustee shall notify all Beneficial Holders, through the Depository, of the availability of Definitive Notes for such series. Upon surrender by the Depository of the Global Notes in respect of any series and receipt of new registration instructions from the Depository, the Trustee shall deliver the Definitive Notes of such series to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 4.1 and the remaining provisions of this Article 4.

(d)	It is expressly acknowledged that a transfer of beneficial ownership in a Note of any series issuable in the form of or represented by a Global Note will be effected only (a) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note may do so only through a Participant.

4.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Note, save in respect of equities of which the Issuer is required to take notice by law (including any statute or order of a court of competent jurisdiction).

4.4	No Notice of Trusts

None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as Trustee or otherwise, as though that Person were the Beneficial Holder thereof.

4.5	Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, subject to applicable law, at all reasonable times be open for inspection by the Issuer, the Trustee or any Holder. Every Registrar, including the Trustee, shall from time to time when requested so to do by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers of the Notes held by each such Holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6	Transfers and Exchanges of Notes

(a)	Transfer and Exchange of Global Notes. A Global Note may be transferred in whole and not in part only pursuant to Section 4.2(b)(ii). A beneficial interest in a Global Note may not be exchanged for a Definitive Note other than pursuant to Section 4.2(b)(i). A Global Note may not be exchanged for another Note other than as provided in this Section 4.6(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 4.6(b) or 4.6(c), as applicable. In addition, transfers and exchanges of Definitive Notes and beneficial interests in Global Notes, in each case bearing the U.S. Legend, shall be subject to Section 4.6(f).

(b)	Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, applicable laws and the Applicable Procedures. In connection with a transfer and exchange of beneficial interest in Global Notes, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to credit or cause to be credited a beneficial interest in another Global Note (that is outstanding or that the Issuer permits to become outstanding) in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase, or (B) subject to Section 4.2(b)(i), (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred, and (2) instructions given by the Depository to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer referred to in (B)(1) above. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and compliance with any transfer restrictions or legends set forth in or applicable to the relevant Global Notes, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 4.6(e).

(c)	Transfer or Exchange of Beneficial Interests in the Global Notes for Definitive Notes. Subject to Section 4.2(b)(i), a holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note only upon the occurrence of any of the preceding events in Section 4.6(b) and satisfaction of the conditions set forth in Section 4.6(b). Upon the occurrence of any such preceding event and receipt by the Registrar of the requisite documentation referred to in Section 4.6(b), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 4.6(e), and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 4.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Participant or Beneficial Holder. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

(d)	Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 4.6(d) and Applicable Securities Legislation, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

(e)	Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or exchanged or transferred to a Person (or Persons) that take delivery thereof in the form of a beneficial interest in one or more different Global Notes, or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 4.9 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)	U.S. Restrictions on Transfer. If a Definitive Note or beneficial interest in a Global Note is tendered for transfer, in each case bearings the U.S. Legend set forth in Section 2.3(h), the Trustee shall not register such transfer unless (A) the transfer is made to the Issuer; (B) the transfer is made to a Person who the transferor reasonably believes is a Qualified Institutional Buyer and in accordance with Rule 144A under the U.S. Securities Act; (C) the transfer is made outside of the United States in a transaction meeting the requirements of Rule 904 of Regulation S, and is in compliance with applicable local laws and regulations, and the transferor delivers to the Trustee and the Issuer a declaration substantially in the form set forth in Appendix C to this Indenture, or in such other form as the Issuer may from time to time prescribe, together with such other evidence of the availability of an exemption or exclusion from registration under the U.S. Securities Act (which may, without limitation, include an opinion of counsel, of recognized standing reasonably satisfactory to the Issuer) as the Issuer may reasonably require; (D) the transfer is made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 thereunder, if available; (E) the transfer is in compliance with another exemption from registration under the U.S. Securities Act and applicable state securities laws; or (F) the transfer is made pursuant to an effective registration statement under the U.S. Securities Act and any applicable state securities laws; provided that, it has prior to any transfer pursuant to Sections 4.6(f)(D) or 4.6(f)(E) furnished to the Trustee and the Issuer an opinion of counsel, of recognized standing, or other evidence in form and substance reasonably satisfactory to the Issuer to such effect. In relation to a transfer under Section 4.6(f)(B) above, the Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h) (or the Note will remain on a restricted CUSIP). In relation to a transfer under Sections 4.6(f)(D) or 4.6(f)(E) above, unless the Issuer and the Trustee receive an opinion of counsel, of recognized standing, or other evidence reasonably satisfactory to the Issuer in form and substance, to the effect that the U.S. Legend set forth in Section 2.3(h) may be removed (or the Note may be transferred to an unrestricted CUSIP), the Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h) (or the Notes will remain on a restricted CUSIP). In relation to a transfer under Section 4.5(C) above, the U.S. Legend may be removed from the Note received by the transferee (or the Note may be transferred to an unrestricted CUSIP) by the transferor providing a declaration to the Trustee and the Issuer in the form set forth in Appendix C or as the Issuer may prescribe from time to time, or such other evidence which may include an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer; provided, however, that if the Trustee and the Issuer are not provided with such information, the Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h) (or the Note will remain on a restricted CUSIP).

(g)	General Provisions Relating to Transfers and Exchanges.

(i)	To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Issuer’s Authentication Order in accordance with Section 2.4 or at the Registrar’s request.

(ii)	No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10 and 10.1).

(iii)	All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iv)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:

(A)	issue, register the transfer of or exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 5.1 hereof and ending at the close of business on the day of selection, or

(B)	register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or unless upon due presentation thereof for redemption such Notes are not redeemed, or

(C)	register the transfer of or exchange a Note between a Record Date and the next succeeding Interest Payment Date, or

(D)	to register the transfer of or to exchange a Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

(v)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee may at any time close any register for the Notes of any series (other than those kept at the principal office of the Trustee in Vancouver, British Columbia) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

(vi)	Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Registrar or Paying Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Registrar or Paying Agent or the Issuer shall be affected by notice to the contrary.

(vii)	The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.4.

(viii)	Upon surrender for registration of transfer or exchange of any Note at the office or agency of the Issuer, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

(ix)	At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of such Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and, upon receipt by the Trustee of the Issuer Order, the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.4 hereof.

(x)	All certifications, certificates and Opinions of Counsel required to be submitted pursuant to this Section 4.6 to effect a registration of transfer or exchange may be submitted by facsimile.

4.7	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of a Note of any series applied for within a period of two months from the date of the first delivery thereof;

(b)	for any exchange of any interim or temporary Note of any series or interim certificate that has been issued under Section 2.10 for a Definitive Note of any series;

(c)	for any exchange of a Global Note of any series as contemplated in Section 4.2; or

(d)	for any exchange of a Note of any series resulting from a partial redemption under Section 5.3.

4.8	Ownership of Notes

(a)	The Holder for the time being of any Note shall be deemed to be the owner thereof for all purposes of this Indenture and shall be entitled to the principal, premium, if any, and/or interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium, if any, or interest shall be a valid discharge to the Trustee, any Registrar and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.

(b)	Where Notes are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee, any Registrar and to the Issuer.

(c)	In the case of the death of one or more joint Holders, the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such Holders and to the estate of the deceased and the receipt by such survivor or survivors and the estate of the deceased thereof shall be a valid discharge by the Trustee, any Registrar and the Issuer.

(d)	Unless otherwise required by law, the Person in whose name any Note is registered shall for all purposes of this Indenture (except for references in this Indenture to a “Beneficial Holder”) be and be deemed to be the owner thereof and payment of or on account of the principal of, premium, if any, and interest on such Note shall be made only to or upon the order in writing of such Holder.

(e)	Notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders.

4.9	Cancellation and Destruction

All matured, redeemed or repurchased Notes of any series shall forthwith after payment of all Obligations thereunder be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and cancelled by the Trustee. All Notes of any series which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Issuer, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

Article 5
REDEMPTION AND PURCHASE OF NOTES

5.1	Redemption of Notes

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Notes or, in the case of the 2026 Notes, Article 3, Notes of any series may be redeemed before the Stated Maturity thereof, in whole at any time or in part from time to time, at the option of the Issuer and in accordance with and subject to the provisions set out in this Indenture and any applicable Supplemental Indenture, including those relating to the payment of any required redemption price (“Redemption Price”).

5.2	Places of Payment

The Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

5.3	Partial Redemption

(a)	If less than all of the Notes of any series are to be redeemed at any time, the Trustee will select Notes of such series for redemption as follows:

(i)	if the Notes are listed on any national securities exchange, including the Canadian Securities Exchange, in compliance with the requirements of such principal national securities exchange;

(ii)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; or

(iii)	if the Notes are issued in global form based on the method required by CDS, or, a method that must nearly approximates a pro rata selection as the Trustee deems appropriate.

(b)	Subject to the foregoing and the Supplemental Indenture relating to any series of Notes (or, in the case of the 2026 Notes, Article 3), Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $1,000 or integral multiples of $1,000.

(c)	If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.4	Notice of Redemption

Unless otherwise provided in a Supplemental Indenture or, in the case of the 2026 Notes, Article 3, notice of redemption (the “Redemption Notice”) of any series of Notes shall be given to the Holders of the Notes so to be redeemed not more than 60 days nor less than 15 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2; provided that Redemption Notices in respect of optional redemptions of Notes may be delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of redemptions made pursuant to Section 3.7 may, at the Issuer’s discretion, be subject to one or more conditions precedent, as described under Section 5.5. In addition, unless all the outstanding Notes of a series are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the Notes which are to be redeemed (as are registered in the name of such Holder);

(b)	if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Global Notes, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

Notwithstanding Section 14.2, in the event that all Notes of a series to be redeemed are Global Notes, publication of the Redemption Notice shall not be required.

If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.5	Qualified Redemption Notice

In connection with any optional redemption of Notes, any such redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including the completion of any Asset Sale or any Equity Offering. In addition, if such redemption notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s sole discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the redemption date so delayed, and that such redemption provisions may be adjusted to comply with any depositary requirements.

5.6	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 5.4, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the final Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding (but subject to satisfaction or waiver of any conditions precedent applicable to such Redemption Notice in accordance with Section 5.4). If any Redemption Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes shall be subject to redemption by the Issuer. From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 5.7 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such Redemption Notices shall have been lodged with it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.7	Deposit of Redemption Monies

(a)	Except as may otherwise be provided in any Supplemental Indenture or, in the case of the 2026 Notes, Article 3, upon Notes being called for redemption, the Issuer shall deposit with the Trustee, for onward payment to the Depository, on or before 11:00 a.m. (Vancouver time) on the day prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld therefrom. The Issuer shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the Depository on behalf of the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

(b)	Payment of funds to the Trustee upon redemption of Notes shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Issuer and the Trustee in order to effect such payment hereunder. Notwithstanding the foregoing, (i) all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 5.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.8	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note of any series so called for redemption shall fail on or before the Redemption Date so to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of the Redemption Price of such Note, plus any accrued but unpaid interest thereon to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld, out of the monies so paid and deposited, upon surrender and delivery up of such Holder’s relevant Note. In the event that any money required to be deposited hereunder with the Trustee or any Paying Agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such Paying Agent to the Issuer on its demand, and thereupon the Trustee shall not be responsible to Holders of such Notes for any amounts owing to them and subject to applicable law, thereafter the Holders of such Notes in respect of which such money was so repaid to the Issuer shall have no rights in respect thereof except to obtain payment of the money due from the Issuer, subject to any limitation period provided by the laws of British Columbia.

5.9	Cancellation of Notes Redeemed

Subject to the provisions of Sections 5.4 and 5.10 as to Notes redeemed or purchased in part, all Notes redeemed and paid or purchased under this Article 5 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

5.10	Purchase of Notes for Cancellation

(a)	Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the 2026 Notes, Article 3, the Issuer may, at any time and from time to time, purchase Notes of any series in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract or otherwise, in accordance with applicable securities laws, at any price; provided such acquisition does not otherwise violate the terms of this Indenture. All Notes so purchased may, at the option of the Issuer, be delivered to the Trustee and cancelled and no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes of the relevant series are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer shall be selected by the Trustee on a pro rata basis or in such other manner as the Issuer directs in writing and as consented to by the exchange, if any, on which Notes of such series are then listed which the Trustee considers appropriate, from the Notes of such series tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes of any series may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of any series of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes of such series for the unpurchased part so surrendered, and the Trustee shall authenticate and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make book-entry notations with respect to the principal amount thereof so purchased.

Article 6
COVENANTS OF THE ISSUER

As long as any Notes remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows (unless and for so long as the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding Notes, in which case the following provisions of this Article 6 shall not apply):

6.1	Payment of Principal, Premium, and Interest

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium, if any, and interest on the Notes in accordance with the terms of each series of Notes, as applicable, and this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if on such date the Trustee holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)	Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the 2026 Notes, Article 3, the Issuer shall pay interest on overdue principal and premium, if any, at the rate specified in respect of each series of Notes, and it will pay interest on overdue instalments of interest at the same rate to the extent lawful.

6.2	Existence

Subject to Article 10, the Issuer shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, of the Issuer and each Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and the Restricted Subsidiaries, taken as a whole, and that the loss thereof is not disadvantageous in any material respect to the Holders.

6.3	Payment of Taxes and Other Claims

The Issuer shall and shall cause each of the Restricted Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on the property or assets of the Issuer or any Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Corporation or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Restricted Subsidiary has established adequate reserves therefor in accordance with Applicable Accounting Standards on the books of the Issuer or such Restricted Subsidiary and/or (b) the non-payment of all such Taxes and/or claims in the aggregate would not reasonably be expected to have a Material Adverse Effect.

6.4	Provision of Reports and Financial Statements

The Issuer will provide to the Trustee, and the Trustee shall deliver to the Holders, the following:

(a)	within 60 days after the end of each quarterly fiscal period in each fiscal year of the Issuer, other than the last quarterly fiscal period of each such fiscal year, copies of:

(i)	an unaudited consolidated statements of financial position as at the end of such quarterly fiscal period and unaudited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such quarterly fiscal period and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter; and

(ii)	an associated “Management’s Discussion and Analysis”; and

(b)	within 120 days after the end of each fiscal year of the Issuer, copies of:

(i)	an audited consolidated statements of financial position of the Issuer as at the end of such year and audited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such fiscal year, together with a report of the Issuer’s auditors thereon; and

(ii)	an associated “Management’s Discussion and Analysis”;

in the case of each of the Sections 6.4(a)(i) and 6.4(b)(i) prepared in accordance with the Applicable Accounting Standards. The reports referred to in Sections 6.4(a)(i) and 6.4(b)(i) are collectively referred to as the “Financial Reports.”

(c)	The Issuer will, within fifteen (15) Business Days after providing to the Trustee any Financial Report, hold a conference call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which Holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to Section 6.4(b), the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

(d)	Notwithstanding this Section 6.4, at any time that the Issuer remains a “reporting issuer” (or its equivalent) in the United States of America or in any province or territory of Canada, (i) all Financial Reports will be deemed to have been provided to the Trustee and the Holders once filed on SEDAR or EDGAR or any successor system thereto, (ii) the Issuer will not be required to maintain a website on which it makes such Financial Reports available, and (iii) if the Issuer holds a quarterly conference call for its equity holders within fifteen (15) Business Days of filing a Financial Report on SEDAR or EDGAR or any successor system thereto, Holders shall be permitted to attend such conference call and the Issuer shall not be required to hold any conference call described Section 6.4(c).

6.5	Designation of Restricted and Unrestricted Subsidiaries

(a)	The Issuer may designate any Restricted Subsidiary of the Issuer to be an Unrestricted Subsidiary; provided that:

(i)	any guarantee by the Issuer or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under Section 6.10;

(ii)	the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary being so designated (including any guarantee by the Issuer or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) will, unless it otherwise constitutes a Permitted Investment, be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under Section 6.9;

(iii)	such Subsidiary does not hold any Liens on any property of the Issuer or any Restricted Subsidiary thereof;

(iv)	the Subsidiary being so designated:

(A)	is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(B)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries, except to the extent such guarantee or credit support would be released upon such designation; and

(C)	is not a party to any agreement or understanding with the Issuer or any of its Restricted Subsidiaries unless the terms of any such agreement would be permitted under Section 6.12; and

(v)	no Default or Event of Default would be in existence following such designation.

(b)	Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by the Issuer providing a copy of a written notice of the Chief Executive Officer and/or the Chief Financial Officer of the Issuer notifying the Trustee of such designation. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in subclauses (A) and (B) of Section 6.5(a)(iv) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under this Indenture, the Issuer will be in default under this Indenture. For the avoidance of doubt, any Subsidiary of the Issuer shall be a Restricted Subsidiary unless designated as an Unrestricted Subsidiary pursuant to the foregoing. Notwithstanding the foregoing, Curaleaf, Inc., its successors or assigns, in any matter whatsoever, will remain a Restricted Subsidiary hereunder and shall not, under any circumstances, be designated as an Unrestricted Subsidiary.

(c)	The Chief Executive Officer and/or the Chief Financial Officer of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(i)	such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under Section 6.10;

(ii)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described under Section 6.9, provided that such outstanding Investments shall be valued at the lesser of (A) the Fair Market Value of such Investments measured on the date of such designation and (B) the Fair Market Value of such Investments measured at the time each such Investment was made by such Unrestricted Subsidiary;

(iii)	all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 6.6; and

(iv)	no Default or Event of Default would be in existence following such designation.

(d)	Any Unrestricted Subsidiary of the Issuer that has not been designated as a Restricted Subsidiary pursuant to the foregoing shall remain an Unrestricted Subsidiary.

6.6	Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any nature whatsoever upon any asset or property now owned or hereafter acquired, except for Permitted Liens.

6.7	Releases

(a)	The Liens on the Collateral will be released in whole with respect to the Notes and the Guarantees, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	as to any property that is owned by a Guarantor, when such Guarantor is released from its Guarantee in accordance with this Indenture;

(iii)	satisfaction and discharge of the Indenture; or

(iv)	Legal Defeasance or Covenant Defeasance as set forth under Sections 8.3 or 8.4 below.

(b)	The Liens on the Collateral will automatically be released with respect to the Notes and the Guarantees, as applicable, in relation to any asset constituting Collateral upon the occurrence of any of the following:

(i)	in connection with any disposition of such Collateral to any Person other than the Issuer or any of the Guarantors (but excluding any transaction subject to the covenant described under Section 10.1 if such other Person is required to become the obligor on the Notes or a Guarantor) that is permitted by this Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

To the extent required by this Indenture (other than in relation to Section 6.7(b)(ii)), the Issuer or the Guarantors, as the case may be, will furnish to the Trustee and the Collateral Trustee, prior to each proposed release of Collateral pursuant to the Security Documents and this Indenture, an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions to the release of the Liens on the Collateral have been satisfied.

(c)	A Guarantor will be released from its obligations under its Guarantee upon the occurrence of any of the following:

(i)	in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor, by way of consolidation, merger, amalgamation or otherwise, or a sale or other disposition of the Capital Stock of such Guarantor such that it ceases to be a Subsidiary of the Issuer or a Restricted Subsidiary;

(ii)	if such Guarantor is designated as an Unrestricted Subsidiary in accordance with the provisions of this Indenture, upon effectiveness of such designation;

(iii)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(iv)	upon the Issuer exercising its Legal Defeasance or Covenant Defeasance option as set forth under Sections 8.3 or 8.4 .

6.8	Maintenance of Collateral

(a)	The Issuer will, and will cause each Guarantor to:

(i)	maintain the Collateral that is necessary for the proper conduct of their business in good repair, working order and condition, subject to wear and tear occurring in the ordinary course of business and obsolescence, in each case, except to the extent the failure to so maintain would not reasonably be expected to have a Material Adverse Effect; and

(ii)	keep its insurable Property adequately insured at all times against all material risks as are customarily insured by businesses with established reputations engaged in similar businesses, except that the Issuer may self-insure specific risks where it has made a determination that such self-insurance is commercially reasonable.

6.9	Restricted Payments

(a)	Subject to Section 6.9(b), the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation of the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (A) payable in Equity Interests (other than Disqualified Stock) of the Issuer or a Restricted Subsidiary or (B) to the Issuer or a Restricted Subsidiary of the Issuer);

(ii)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer held by Persons other than any of the Issuer’s Restricted Subsidiaries; provided, however, that the Issuer may from time to time purchase, redeem or otherwise acquire or retire for value Equity Interests of the Issuer that are required to be purchased, redeemed, acquired or retired by a Taxing Authority or other governmental or licensing authority or otherwise to pay withholding Taxes required to be paid by a Taxing Authority in connection with the grant or vesting of Equity Interests;

(iii)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (other than intercompany Indebtedness permitted under Section 6.10(b)(viii)), except: (A) a payment of interest or payment of principal at the Stated Maturity thereof or (B) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in Sections 6.9(a)(i) through 6.9(a)(iv) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

(B)	the Issuer would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a); and

(C)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by Sections 6.9(b)(iii), 6.9(b)(iv), 6.9(b)(v), 6.9(b)(vi), 6.9(b)(vii), 6.9(b)(viii) and 6.9(b)(xiii)), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income for the period (taken as one accounting period) from October 1, 2021 to the end of the Issuer’s most recently ended fiscal quarter for which consolidated internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the aggregate Fair Market Value of any property received by the Issuer since the Issue Date (1) as a contribution to its common equity capital, (2) from Equity Offerings of the Issuer, including cash proceeds received from an exercise of warrants or options, or (3) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests; plus

(3)	to the extent any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (1) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment; plus

(4)	to the extent that any Unrestricted Subsidiary of the Issuer is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (1) the Fair Market Value of the Issuer’s Investment in such Subsidiary as of the date of such redesignation or (2) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary (together with the value of any Restricted Investments made in such Unrestricted Subsidiary to the date of redesignation less any distributions made by such Unrestricted Subsidiary during such period); plus

(5)	100% of any dividends or distributions received in cash by the Issuer or a Restricted Subsidiary from an Unrestricted Subsidiary after the Issue Date (to the extent not already included in Consolidated Net Income of the Issuer for the applicable period).

(b)	Section 6.9(a) will not prohibit, so long as, in the case of Sections 6.9(b)(iv), 6.9(b)(vi), 6.9(b)(viii), 6.9(b)(xi) and 6.9(b)(xiii), no Default or Event of Default has occurred and is continuing or would be caused thereby:

(i)	the payment of any dividend or distribution, or the making of any Restricted Payment in respect of a redemption of Subordinated Indebtedness, in each case within 60 days after the date of declaration thereof or the giving of an irrevocable Redemption Notice therefor, as the case may be, if at said date of declaration such payment would have complied with the provisions of this Indenture;

(ii)	the payment of any dividend or similar distribution by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis;

(iii)	the making of any Restricted Payment (including an Investment in an Unrestricted Subsidiary or the purchase for value by the Issuer of Equity Interests in Curaleaf International Holdings, Inc. from a holder of such Equity Interests pursuant to the call and put rights under the shareholders agreement governing Curaleaf International Holdings, Inc.) in exchange for, or out of the net cash proceeds of the sale or issuance (other than a sale or issuance of Equity Interests to an Unrestricted Subsidiary) of, Equity Interests of the Issuer (other than Disqualified Stock), including cash proceeds received from an exercise or warrants or options, or from the contribution (other than by a Subsidiary of the Issuer) of capital to the Issuer in respect of its Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from Section 6.9(a)(C)(2).

(iv)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(v)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests (other than Disqualified Stock) of the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from Section 6.9(a)(C)(2);

(vi)	the repurchase, redemption or other acquisition or retirement of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, warrants or other similar rights;

(vii)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer held by any current or former officer, director or employee (or any of their respective heirs or estates or permitted transferees) of the Issuer or any Restricted Subsidiary of the Issuer pursuant to any employee equity subscription agreement, stock option agreement, stock matching program, stockholders’ agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any calendar year will not exceed $10.0 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year only);

(viii)	dividends on Disqualified Stock issued in compliance with Section 6.10 to the extent such dividends are included in the definition of Consolidated Fixed Charges with respect to the Issuer;

(ix)	the payment of cash in lieu of fractional Equity Interests in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any of its Restricted Subsidiaries that are not derivative securities;

(x)	payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, amalgamation, consolidation or transfer of assets that complies with the provisions of Section 10.1;

(xi)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness pursuant to provisions in documentation governing such Indebtedness similar to those described in Section 6.15 or Section 6.16, provided that, prior to such repurchase, redemption or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Indenture) shall have made a Change of Control Offer or Asset Sale Offer with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(xii)	distributions in the amounts required to fund tax payable by any partners related to the taxable income generated together with any pro-rata distributions required to be made to the other partners as a result of such distributions; and

(xiii)	Restricted Payments not otherwise permitted under items (i) through (xi) above in an aggregate amount at any one time outstanding not to exceed the greater of (A) $75.0 million and (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made.

(c)	In determining whether any Restricted Payment (or a portion thereof) is permitted by Section 6.9(a) or Section 6.9(b), the Issuer may allocate or reallocate all or any portion of such Restricted Payment among the clauses of paragraph (a) or (b) of this Section 6.9, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

(d)	The amount of all Restricted Payments will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities (other than cash or Cash Equivalents) that are required to be valued by this covenant will be determined, in the case of amounts under $50.0 million, pursuant to an Officers’ Certificate delivered to the Trustee and, in the case of amounts over $50.0 million, by the Board of Directors of the Issuer, whose determination shall be evidenced by a Board Resolution that will be delivered to the Trustee.

(e)	Notwithstanding anything to the contrary in the foregoing, in no event shall the Issuer or any Restricted Subsidiary make a Restricted Payment to any Subsidiary or Affiliate of the Issuer that is not a Guarantor in the form of material intellectual property or an exclusive license of material intellectual property. For the avoidance of doubt, any Investment in any European Subsidiary shall only be permitted pursuant to Section 6.9(a) or Section 6.9(b)(iii) above, and the proviso at the end of the definition of “Permitted Investments”.

6.10	Incurrence of Indebtedness

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt); provided, however, that all of the below are satisfied:

(i)	the Issuer or any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Debt), if the Consolidated Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.5:1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period;

(ii)	the Issuer or any of its Restricted Subsidiaries may Incur Indebtedness (including Acquired Debt), if immediately following the incurrence of such Indebtedness the ratio of (i) Consolidated Indebtedness, to (ii) Consolidated EBITDA, does not exceed 4.0:1.0; and

(iii)	no Default or Event of Default shall have occurred and be continuing.

(b)	Notwithstanding the foregoing, Section 6.10(a) will not prohibit the Incurrence of any of the following (collectively, “Permitted Debt”):

(i)	the Incurrence by the Issuer and any Guarantor of Indebtedness under Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and any Guarantor thereunder) that, at the time of and after giving effect to such Incurrence and all other Incurrences made under this clause (i) since the Issue Date and which remain outstanding, does not exceed $200 million; provided that, the Issuer or any Credit Facility Agent may require the entering into, and the Trustee shall upon such requirement enter into, an Intercreditor Agreement in respect thereof;

(ii)	the Incurrence by the Issuer and any Guarantor of Indebtedness that ranks pari passu with the Notes and the Guarantees secured by Liens on the Collateral, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (ii), provided that immediately following the Incurrence of such Indebtedness and Liens the ratio of Consolidated Secured Indebtedness to Consolidated EBITDA does not exceed 3.0 to 1.0;

(iii)	the Incurrence of Attributable Debt, Capital Lease Obligations, Purchase Money Obligations or other Indebtedness, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of the Issuer or any of its Restricted Subsidiaries, including all Permitted Refinancing Indebtedness that is Incurred to refund, refinance or replace any Indebtedness that is Incurred pursuant to this clause (iii), in an aggregate principal amount at any time outstanding not to exceed the greater of (i) 15.0% of Consolidated Net Tangible Assets at any time outstanding or (ii) $200 million;

(iv)	the Incurrence of Non-Recourse Debt;

(v)	the Incurrence of Existing Indebtedness;

(vi)	the Incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees, in each case, issued on the Issue Date and any Guarantee provided subsequent to the Issue Date;

(vii)	the Incurrence by the Issuer or any Restricted Subsidiary of the Issuer of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under Section 6.10(a) or clauses (ii), (iii), (iv), (v), (vi), (xii) or (xiii) of Section 6.10(b);

(viii)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Issuer or any of its Restricted Subsidiaries; provided, however, that:

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or any Guarantee, in the case of a Guarantor;

(B)	such Indebtedness owed to the Issuer or any Guarantor must be unsubordinated obligations, unless the obligor under such Indebtedness is the Issuer or a Guarantor;

(C)	if the Issuer or a Restricted Subsidiary is the obligor on such Indebtedness (1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by clause (viii);

(ix)	the guarantee by the Issuer or any of the Guarantors of Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer that was permitted to be Incurred by another provision of this covenant;

(x)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations for the purpose of managing risks in the ordinary course of business and not for speculative purposes;

(xi)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(xii)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business and guarantees of payment; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or Incurrence;

(xiii)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;

(xiv)	any indemnification obligation, adjustment of purchase price or similar obligation incurred in connection with the consummation of one or more acquisitions permitted by the terms hereof;

(xv)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or Incurrence;

(xvi)	the Incurrence of Indebtedness representing deferred compensation to directors, officers, members of management or employees (in their capacities as such) of the Issuer or any of its Restricted Subsidiaries and Incurred in the ordinary course of business;

(xvii)	the Incurrence of Indebtedness issued by Issuer or any of its Restricted Subsidiaries to any current or former officer, director or employee (or any of their respective heirs or estates or permitted transferees) of the Issuer or any Restricted Subsidiary to finance the purchase or redemption of Equity Interests; or

(xviii)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness not otherwise permitted under Section 6.10(b)(i) through (xvii) in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness that is Incurred to refund, refinance, defease, discharge or replace any Indebtedness that is Incurred pursuant to this Section 6.10(b)(xviii), not to exceed the greater of (A) $100.0 million or (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred.

(c)	For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Section 6.10(b)(ii) through (xviii) above, or is entitled to be Incurred or issued pursuant to Section 6.11(a), the Issuer will be permitted to divide and classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 6.10. In addition, any Indebtedness originally divided or classified as Incurred pursuant to Section 6.10(b)(ii) through (xviii) above or pursuant to Section 6.10(a) may later be re-divided or reclassified by the Issuer such that it will be deemed as having been Incurred pursuant to another of such clauses or such paragraph; provided that such re-divided or reclassified Indebtedness could be Incurred pursuant to such new clause or such paragraph at the time of such re-division or reclassification. Notwithstanding the foregoing, Indebtedness outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided pursuant to Section 6.10(b)(v). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in such determination.

(d)	Notwithstanding any other provision of this covenant and for the avoidance of doubt, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or increases in the value of property securing Indebtedness which occur subsequent to the date that such Indebtedness was Incurred as permitted by this covenant.

(e)	The Issuer will not, and will not permit any Guarantor to, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is subordinate in right of payment to the Notes and such Guarantor’s Guarantee to the same extent.

6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Issuer or any of its Restricted Subsidiaries or pay any liabilities owed to the Issuer or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on any other Capital Stock shall not be deemed a restriction on the ability to pay any dividends or make any other distributions);

(ii)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(iii)	transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

(b)	Section 6.11(a) will not apply to encumbrances or restrictions:

(i)	existing under, by reason of or with respect to any Existing Indebtedness, Capital Stock or any other agreements or instruments in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and/or the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, than those contained in the Existing Indebtedness, Capital Stock or such other agreements or instruments, as the case may be, as in effect on the Issue Date;

(ii)	under agreements governing other Indebtedness permitted to be Incurred under Section 6.10 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements if either the encumbrance or restriction will not, in the reasonable good faith judgement of the Chief Executive Officer and/or the Chief Financial Officer of the Issuer, materially affect the Issuer’s ability to make principal or interest payments on the Notes;

(iii)	set forth in this Indenture, the Notes and the Guarantees or contained in any other instrument relating to any such Indebtedness;

(iv)	existing under, by reason of or with respect to applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(v)	with respect to any Person or the property or assets of a Person acquired by the Issuer or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with, or in contemplation of, such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and/or the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(vi)	in the case of a transfer contemplated under Section 6.11(a)(iii):

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture;

(C)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case which impose restrictions on the property so acquired;

(D)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Chief Executive Officer and/or the Chief Financial Officer of the Issuer or in the ordinary course of business, which limitation is applicable only to the assets that are the subject of such agreements;

(E)	any instrument governing secured Indebtedness; or

(F)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary thereof in any manner material to the Issuer or any Restricted Subsidiary thereof;

(vii)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions, loans or advances by that Restricted Subsidiary or transfers of such Capital Stock, property or assets pending such sale or other disposition;

(viii)	contained in Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness do not add any restriction that is prohibited by Sections 6.11(a)(i) through (iii) and otherwise are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(ix)	pursuant to Liens permitted to be incurred under Section 6.6 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x)	contained in agreements entered into in connection with Hedging Obligations permitted from time to time under this Indenture;

(xi)	constituting customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(xii)	existing under restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over any Restricted Subsidiary of the Issuer or any of their businesses;

(xiii)	contained in agreements entered into in the ordinary course of business, not related to any Indebtedness that do not individually or in the aggregate materially detract from the value of the property or assets of any Restricted Subsidiary of the Issuer;

(xiv)	existing under restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(xv)	with respect to an Unrestricted Subsidiary of the Issuer pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any assets or property of the Issuer or any Restricted Subsidiary thereof other than the assets and property so acquired; and

(xvi)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements, instruments or obligations referred to in clauses (i) through (xv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

6.12	Transactions with Affiliates

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $25.0 million for any Affiliate Transaction or series of related Affiliate Transactions, unless:

(i)	such Affiliate Transaction is on terms, taken as a whole, that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction, taken as a whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer and is approved by a majority of disinterested directors; and

(ii)	the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant.

(b)	The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 6.12(a):

(i)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(ii)	payment of reasonable fees to, and reasonable and customary indemnification and similar payments to officers, directors, employees or consultants of the Issuer and its Subsidiaries;

(iii)	any Permitted Investments or Restricted Payments that are permitted under Section 6.9;

(iv)	any issuance of Equity Interests (other than Disqualified Stock) of the Issuer, or receipt of any capital contribution from any Affiliate of the Issuer;

(v)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(vi)	transactions pursuant to agreements or arrangements in effect on the Issue Date and described in the Offering Memorandum (including in any of the documents incorporated by reference therein), or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to, or restrictive on, the Issuer and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(vii)	any employment, consulting, service or termination agreement, employee benefit plan or arrangement, reasonable indemnification arrangements or any similar agreement, plan or arrangement, entered into by the Issuer or any of its Restricted Subsidiaries with officers, directors, consultants or employees of the Issuer or any of its Restricted Subsidiaries and the payment of compensation or benefits to officers, directors, consultants and employees of the Issuer or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), and any payments, indemnities or other transactions permitted or required by bylaw, statutory provisions or any of the foregoing agreements, plans or arrangements;

(viii)	transactions permitted by, and complying with, Section 10.1;

(ix)	transactions with Affiliates solely in their capacity as holders of Indebtedness or Capital Stock of the Issuer or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(x)	any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged, amalgamated or consolidated with or into the Issuer or a Restricted Subsidiary, as such agreement may be amended, modified, supplemented, extended or renewed from time to time; provided that such agreement was not entered into contemplation of such acquisition, merger, amalgamation or consolidation, and so long as any such amendment, modification, supplement, extension or renewal, when taken as a whole, is not materially more disadvantageous to the Holders of the Notes in any material respect, than the applicable agreement as in effect on the date of such acquisition, merger, amalgamation or consolidation;

(xi)	payments to an Affiliate in respect of the Notes or any other Indebtedness of the Issuer or any of its Restricted Subsidiaries on the same basis as concurrent payments are made or offered to be made in respect thereof to non-Affiliates or on a basis more favorable to such non-Affiliate;

(xii)	transactions with customers, clients, joint ventures, joint venture partners, suppliers, or purchasers or sellers of goods or services that are Affiliates of the Issuer, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, provided that in the reasonable determination of the Chief Executive Officer or Chief Financial Officer of the Issuer, such transactions are on terms not less favorable to the Issuer or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Issuer; or

(xiii)	transactions in which the Issuer or any Restricted Subsidiary of the Issuer, as the case may be, delivers to the Trustee a letter from a Canadian or U.S. nationally recognized accounting, appraisal or investment banking firm stating that the financial terms of such transaction (or a series of related transactions) are fair to the Issuer or such Restricted Subsidiary from a financial point of view or meet the requirements of Section 6.12(a)(i).

6.13	Future Note Guarantees

(a)	The Issuer will cause (i) any Restricted Subsidiary acquired or created after the Issue Date and which is neither an Immaterial Subsidiary or an Excluded Subsidiary; and (ii) any Unrestricted Subsidiary that is designated as a Restricted Subsidiary and which is neither an Immaterial Subsidiary or an Excluded Subsidiary, to execute and deliver to the Collateral Trustee a Guarantee.

(b)	The obligations of each Guarantor will be limited to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

6.14	Business Activities

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole; it being understood that the Issuer and its Restricted Subsidiaries shall be deemed to be in compliance with the foregoing covenant in respect of the acquisition of another Person that is primarily engaged in a Permitted Business or the acquisition of business operations that primarily consist of a Permitted Business.

6.15	Repurchase at the Option of Holders – Change of Control

(a)	If a Change of Control occurs, the Issuer will (unless a Suspension Period arises at any time within a period of 90 days following such Change of Control in which case such Suspension Period for purposes of this Section 6.15 shall be deemed to have commenced on the date such Change of Control occurred) be required to make an offer to each Holder of Notes to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to the offer described below (with respect to any such Change of Control, a “Change of Control Offer”). In any Change of Control Offer, the Issuer will offer a payment (the “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date” which date will be no earlier than the date of such Change of Control).

(b)	No later than 30 days (or, 91 days if the Issuer is in good faith pursuing to obtain an Investment Grade Status) following any Change of Control, the Issuer will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control, offer to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed and describe the procedures, as required by this Indenture, that Holders must follow in order to tender Notes (or portions thereof) for payment and withdraw an election to tender Notes (or portion thereof) for payment. Notwithstanding anything to the contrary herein, a Change of Control Offer by the Issuer, or by any third party making a Change of Control Offer in lieu of the Issuer as described below, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(c)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control provisions of this Indenture, or compliance with the Change of Control provisions of this Indenture would constitute a violation of any such laws or regulations, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

(d)	On or before the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e)	On the Change of Control Payment Date, the Paying Agent will promptly mail or wire transfer to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

(f)	The Issuer will advise the Trustee and the Holders of the Notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(g)	If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party, as the case may be, will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem or purchase, as applicable, all Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the Redemption Date.

(h)	The provisions of Section 6.15 that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable, other than during a Suspension Period.

(i)	Except as described in Section 6.15, the Holders on Notes shall not be permitted to require that the Issuer repurchase or redeem any Notes in the event of a takeover, recapitalization, privatization or similar transaction. In addition, Holders of Notes are not entitled to require the Issuer to purchase their Notes in circumstances involving a significant change in the composition of the Board of Directors of the Issuer.

(j)	Notwithstanding anything to the contrary in this Section 6.15, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if:

(i)	a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or

(ii)	a Redemption Notice has been given pursuant to Section 3.7, unless and until there is a default in payment of the applicable Redemption Price.

6.16	Repurchase at the Option of Holders – Asset Sales

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(i)	the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration in respect of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)	at least 50% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)	any liabilities, as shown on the Issuer’s or such Restricted Subsidiary’s most recently available annual or quarterly balance sheet, of the Issuer or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Issuer or such Restricted Subsidiary from further liability; and

(B)	any notes or other obligations received by the Issuer or any such Restricted Subsidiary in such Asset Sale that are converted within 365 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(b)	Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer or its Restricted Subsidiaries may apply an amount equal to such Net Proceeds to, at its option, any combination of the following purposes:

(i)	to permanently repay, prepay, redeem, purchase or repurchase Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien and, if the Indebtedness so repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto; or

(ii)	to reinvest in new assets and make any capital expenditure in or that is used or useful in a Permitted Business or to purchase Replacement Assets (or enter into a binding agreement to make such capital expenditure or to purchase such Replacement Assets), provided that (A) such capital expenditure or purchase is consummated within the later of (x) 365 days after the receipt of the Net Proceeds from the related Asset Sale and (y) 180 days after the date of such binding agreement and (B) if such capital expenditure or purchase is not consummated within the period set forth in subclause (A) of this Section 6.16(b)(ii) the amount not so applied will be deemed to be Excess Proceeds (as defined below).

(c)	Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(d)	An amount equal to any Net Proceeds from Asset Sales that are not applied or invested as provided in this Section 6.16 will constitute “Excess Proceeds.” If on any date, the aggregate amount of Excess Proceeds exceeds $20.0 million, then within ten Business Days after such date, the Issuer will make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness secured by Collateral with a ranking that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other Indebtedness secured by Collateral with a ranking that is pari passu with the Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. The Issuer may satisfy the foregoing obligation with respect to such Excess Proceeds from an Asset Sale by making an Asset Sale Offer in advance of being required to do so by this Indenture (an “Advance Offer”) with respect to all or part of the available Excess Proceeds (the “Advance Portion”). If any Excess Proceeds remain unapplied after the consummation of an Asset Sale Offer, the Issuer and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other Indebtedness secured by Collateral with a ranking that is pari passu with the Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or in integral multiples of $1,000 in excess thereof, shall be purchased) and the Issuer or the respective agent for such other Indebtedness secured by Collateral with a ranking that is pari passu with the Notes shall make such adjustment for such other Indebtedness secured by Collateral with a ranking that is pari passu with the Notes. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion), and in the case of an Advance Offer, the Advance Portion shall be excluded in subsequent calculations of Excess Proceeds.

(e)	Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, will be governed by Section 6.15 and/or Section 10.1, and not by the provisions of this Section 6.16.

(f)	Within five Business Days after the Issuer is obligated to make an Asset Sale Offer as described in this Section 6.16, the Issuer will deliver a written notice to the Holders, accompanied by such information regarding the Issuer and its Affiliates as the Issuer in good faith believes will enable such Holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is delivered.

(g)	Without limiting the foregoing:

(i)	any Holder may decline any offer of prepayment pursuant to this Section 6.16; and

(ii)	the failure of any such Holder to accept or decline any such offer of prepayment shall be deemed to be an election by such Holder to decline such prepayment.

(h)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Asset Sale provisions of this Indenture, or compliance with the Asset Sale provisions of this Indenture would constitute a violation of Applicable Securities Legislation, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

6.17	Real Estate Mortgages and Filings

(a)	With respect to any real property acquired by the Issuer or a Guarantor after the Issue Date, in each case with an individual Fair Market Value (measured at the time of acquisition) in excess of $10 million (each such owned real property, a “Premises”), the Issuer or such Guarantor, as applicable, will deliver to the Collateral Trustee, within 90 days of the date of acquisition of such Premises or the date the owner of such Premises becomes a Guarantor, as applicable:

(i)	a mortgage, deed of trust or other instrument customarily recognized in the applicable jurisdiction for the purpose of granting a consensual Lien in real property in favour of the Collateral Trustee, as mortgagee or beneficiary, as applicable, in respect of such Premises, duly executed by the Issuer or applicable Guarantor, together with evidence of the completion (or arrangements for the completion) of all recordings and filings of such mortgage, deed of trust or other instrument as may be necessary to create a valid, perfected Lien to secure the Obligations of the Issuer and the Guarantors pursuant to the Notes and the Security Documents (subject to any Permitted Liens) against such Premises, including payment of any taxes and fees in connection therewith, and if such taxes or fees are based on the amount secured, such amount shall be the lesser of (a) 110% of the Fair Market Value (measured at the time of acquisition) or (b) the amount of the Obligations of the Issuer and the Guarantors pursuant to the Notes and the Security Documents; and

(ii)	with respect to such Premises, customary local counsel opinions and such other documents, instruments, certificates and agreements as may be necessary to create, evidence or perfect a valid Lien on such Premises. For the avoidance of doubt, it is understood that neither the Trustee nor the Collateral Trustee shall have an affirmative duty to ascertain the sufficiency of any such mortgage, deed of trust or other documents, instruments, certificates or agreements or any other documents or instruments related thereto.

6.18	Payments for Consent

The Issuer will not, and will not permit any Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder or Beneficial Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders or Beneficial Holders that consent, waive or agree to amend in the time frame set for the in the solicitation documents relating to such consent, waiver or agreement.

6.19	Suspension of Covenants

(a)	If on any date following the Issue Date:

(i)	the Issuer has an Investment Grade Rating from at least two of the Designated Rating Organizations (or at least one Designated Rating Organization with respect to clause (F) below), provided that, in each case, at least one of Standard & Poor’s, Moody’s or Fitch shall have provided such an Investment Grade Rating) that have provided ratings of the Notes (“Investment Grade Status”); and

(ii)	no Default or Event of Default shall have occurred and be continuing on such date,

then beginning on that day and continuing until such time, if any, at which the Notes cease to have Investment Grade Status (such period, the “Suspension Period”), the Sections listed below (the “Suspended Covenants”) will no longer be applicable to the Notes and any related default provisions of this Indenture will cease to be effective and will not be applicable to the Issuer and its Restricted Subsidiaries as of the beginning of such Suspension Period:

(A)	Section 6.6 – Liens;

(B)	Section 6.9 – Restricted Payments;

(C)	Section 6.10 – Incurrence of Indebtedness;

(D)	Section 6.11 – Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries;

(E)	Section 6.12 – Transaction with Affiliates;

(F)	Section 6.15 – Repurchase at the Option of Holders – Change of Control;

(G)	Section 6.16 – Repurchase at the Option of Holders – Asset Sales; and

(H)	Clause (c) of Section 10.1 – Merger, Amalgamation, Consolidation or Sale of Assets.

(b)	If at any time the Notes cease to have Investment Grade Status, then the Suspended Covenants will thereafter be reinstated with effect following the 60th Business Day following the time the Notes cease to have Investment Grade Status (the “Reversion Date”) and be applicable pursuant to the terms of this Indenture with respect to future events for the benefit of the Notes (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes again achieve Investment Grade Status and no Default or Event of Default shall have occurred and be continuing on such date (in which event the Suspended Covenants shall no longer be in effect unless and until the Notes cease to have such Investment Grade Status). Such Suspended Covenants will not, however, be of any effect with regard to the actions of the Issuer and its Restricted Subsidiaries properly taken during the continuance of the Suspension Period. For the avoidance of doubt, all Restricted Payments made, all Indebtedness Incurred, all dividends, other distributions, loan, advances and transfers of properties or assets paid and/or entered into, all consolidations, amalgamations, mergers, sales, assignments, leases, transfers, conveyances and other dispositions entered into and all Affiliate Transactions entered into during the Suspension Period will be disregarded for all purposes (and no amounts shall count towards any baskets set out in the Offering Memorandum, this Indenture or any of the Notes).

(c)	With respect to the Restricted Payments made after any Reversion Date, the amount of Restricted Payments will be calculated as though Section 6.9 had been in effect prior to, but not during, the Suspension Period. All Indebtedness that is Incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to 6.10(b)(ii). Any encumbrance or restriction of the type specified in Sections 6.11(a)(i), 6.11(a)(ii) and 6.11(a)(iii) entered into (or which the Issuer or any Restricted Subsidiary become legally obligated to enter into) during the Suspension Period will be deemed to have been in effect on the Issue Date so that they are permitted under Section 6.11(b)(i). Any contract, agreement, loan, advance or guarantee with or for the benefit of any Affiliate of the Issuer entered into (or which the Issuer or any Restricted Subsidiary became legally obligated to enter into) during the Suspension Period will be deemed to have been in effect on the Issue Date so that they are permitted under Section 6.12(b)(vi). Upon the occurrence of a Suspension Period, the amount of Excess Proceeds shall be reset at zero. During a Suspension Period, the Issuer may not designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries.

(d)	Notwithstanding that the Suspended Covenants may be reinstated, and notwithstanding anything else contained herein:

(i)	no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or on the Reversion Date) or after the Suspension Period based solely on events that occurred during the Suspension Period; and

(ii)	neither (a) the continued existence, after the Reversion Date, of facts or circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period nor (b) the performance of any such obligations, shall constitute a breach of any covenant set forth in this Indenture or cause a Default or Event of Default thereunder; provided that (1) the Issuer and its Restricted Subsidiaries did not incur or otherwise cause such facts or circumstances or obligations to exist in anticipation of the Notes ceasing to have Investment Grade Status and (2) the Issuer reasonably expected that such incurrence or actions would not result in such ceasing.

(e)	The Issuer shall notify the Trustee that the conditions set forth in this Section 6.19(a) have been satisfied; provided that such notification shall not be a condition for the suspension of the covenants set forth above to be effective. The Trustee shall be under no obligation to monitor the ratings of the Notes, determine whether the Notes achieve Investment Grade Status or notify the Holders that the conditions set forth in this Section 6.19(a) have been satisfied.

Article 7
DEFAULT AND ENFORCEMENT

7.1	Events of Default

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	except contemplated in Section 7.1(d), default for three Business Days in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase) pursuant to its obligations under Sections 6.15 and 6.16);

(c)	failure by the Issuer to comply with its obligations under Section 10.1;

(d)	failure by the Issuer for 30 days to comply with the provisions of Section 6.15 or Section 6.16 to the extent not described in Section 7.1(b);

(e)	failure by the Issuer or any of its Restricted Subsidiaries for 60 days (or 90 days in the case of a Reporting Failure) after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in this Indenture;

(f)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(i)	is caused by a failure to make any payment on such Indebtedness when due and prior to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or

(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default which remains outstanding or the maturity of which has been so accelerated for a period of 30 days or more, aggregates $50.0 million or more, provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree;

(g)	failure by the Issuer or any of its Restricted Subsidiaries to pay final non-appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	except as permitted by this Indenture, any guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its guarantee; and

(i)	the Issuer or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against the Issuer or any Restricted Subsidiary as debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of the Issuer or any Restricted Subsidiary or a custodian for all or substantially all of the assets of the Issuer or any Restricted Subsidiary; or

(iii)	orders the liquidation of the Issuer or any Restricted Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day; and

(k)	if the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected Lien against such Collateral within fifteen (15) days of request therefor by the Collateral Trustee or the Trustee.

For greater certainty, for the purposes of this Section 7.1, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in this Section 7.1 shall refer to Notes of that particular series.

For the purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Notes of such series and references in this Article 7 to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable

7.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 7.1(i) or 7.1(j)) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.

If an Event of Default specified in Section 7.1(i) or 7.1(j) occurs and is continuing, then the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder. However, the effect of such provision may be limited by applicable laws.

(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 7.1(f)(ii). In addition, for the avoidance of doubt, if an Event of Default specified in Section 7.1(b) occurs in relation to a failure by the Issuer to comply with the provisions of Section 6.15, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)	the Change of Control Payment that was required to be offered in accordance with Section 6.15, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 6.15; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)	all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 7.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(f) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes rescind an acceleration or waive any existing Default or Event of Default and its consequences under this Indenture if the rescission would not conflict with any judgment or decree, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

7.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer covenants that if:

(i)	Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii)	Default is made in the payment of the principal of (or premium, if any on) any Note at the Maturity thereof and such default continues for a period of three Business Days,

the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

7.4	Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other obligor upon the Notes (including the Guarantors, if any), and their debts or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal (and premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)	to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

7.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(i)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Holders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by a resolution of the Holders in accordance with Article 12 and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to Section 7.6(a)(ii) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary of the Issuer (other than any Notes pledged for value and in good faith to a Person other than the Issuer or any Subsidiary of the Issuer but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes of each applicable series, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	No Suits by Holders

Except to enforce payment of the principal of, and premium (if any) or interest on any Note (after giving effect to any applicable grace period specified therefor in Section 7.1(a) and 7.1(b)), no Holder shall have any right to institute any action, suit or proceeding at law or in equity with respect to this Indenture or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Issuer or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless the Trustee:

(a)	the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)	the Holder or Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and premium, if any) and interest on the Notes held by such Holder on the applicable Maturity date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

7.9	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

7.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.12	Control by Holders

Subject to Section 11.3, the Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction;

(c)	nothing herein shall require the Trustee to take any action under this Indenture or any direction from Holders which might in its reasonable judgment involve any expense or any financial or other liability unless the Trustee shall be furnished with indemnification acceptable to it, acting reasonably, including the advance of funds sufficient in the judgment of the Trustee to satisfy such liability, costs and expenses; and

(d)	the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting. For certainty, no Holder shall have any right of action whatsoever against the Trustee as a result of the Trustee acting or refraining from acting under the terms of this Indenture in accordance with the instructions from the Holders.

7.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 14.2, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 25% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

7.14	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant.

7.16	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes of any series and premium (if any) and the interest thereon and any other monies owing hereunder.

7.17	Immunity of Officers and Others

The Holders, the Beneficial Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee, consultant, contractor, incorporator, member, manager, partner or holder of Capital Stock of the Issuer and of any Guarantor or of any successor for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer contained herein or in the Notes. Each Holder and Beneficial Holder, by accepting its interest in Notes, waives and releases all such claims against, and liability of, such Persons. The waiver and release provided for in this Section 7.17 are part of the consideration for issuance of the Notes.

7.18	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Holders of Notes of any series of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Holders of Notes of the affected series will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the relevant Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.19	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of the Notes of any series in respect of which any payment of principal, interest or premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Issuer as the Trustee shall deem sufficient.

7.20	Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 90 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 7.20(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

Article 8
DISCHARGE AND DEFEASANCE

8.1	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for herein), when

(a)	either:

(i)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(e)	the Issuer has delivered irrevocable written instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii), the provisions of Sections 8.7 and 8.8 will survive.

The Corporation must deliver an Officers’ Certificate and an Opinion of Counsel (which opinion may be subject to customary assumptions and exclusions) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance

Unless this Section 8.2 is otherwise specified in any series of Notes or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, the Issuer may, at the option of the Board of Directors of the Issuer evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.3 or 8.4 applied to all outstanding Notes upon compliance with the conditions set forth in this Article 8.

8.3	Legal Defeasance and Discharge

(a)	Upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.3 in respect of the Notes of any series, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be deemed to have been discharged from their Indenture Obligations under this Indenture and the Guarantees, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes of such series on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) in respect of such series. For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes of such series (including the Guarantees thereof), which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 8.6 and 8.8 and the other Sections of this Indenture referred to in Sections 8.3(a)(i) and 8.3(a)(ii), and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Guarantees (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to this Indenture;

(ii)	the Issuer’s obligations concerning issuing temporary Notes, mutilated, destroyed, lost, or stolen Notes and the maintenance of a register in respect of the Notes;

(iii)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(iv)	provisions of this Section 8.3.

(b)	Subject to compliance with Section 8.2, the Issuer may exercise its option under this Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

8.4	Covenant Defeasance

Unless this Section 8.4 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be released from each of their obligations under the covenants contained in Sections 6.2 (other than with respect to the Issuer), 6.3, 6.4, 6.4, 6.6, 6.6, 6.8, 6.9, 6.9, 6.10, 6.11, 6.12, 6.13, 6.15, 6.15, 6.16, 6.18, 6.19, 7.20, 10.1(a)(ii)(C) and 13.1 (collectively, the “Defeased Covenants”) with respect to the outstanding Notes of any series on and after the date the conditions set forth in Section 8.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes of the applicable series, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, and subject to the satisfaction of the conditions set forth in Section 8.5, none of the events specified in Section 7.1 shall constitute a Default or Event of Default except for the events specified in Section 7.1(i) or 7.1(j).

8.5	Conditions to Legal or Covenant Defeasance

(a)	Subject to compliance with Section 8.2, the Issuer may exercise its option under Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

(b)	In order to exercise either Legal Defeasance under Section 8.3 or Covenant Defeasance under Section 8.4 with respect to a series of Notes:

(i)	the Issuer must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount of cash or Government Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay, satisfy and discharge the entire principal, interest, if any, premium, if any and any other sums due to the Stated Maturity or an optional Redemption Date of the Notes;

(ii)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

(iv)	the Issuer must deliver to the Trustee an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and qualifications) stating that all conditions precedent set forth in Sections 8.1(c), (d) and (e) have been satisfied, provided that the Opinion of Counsel with respect to Section 8.1(c) may be to the knowledge of such counsel;

(v)	the Issuer must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vi)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(vii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that all conditions precedent set forth in Section 8.1 have been satisfied.

8.6	Application of Trust Funds

(a)	Any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 shall be (i) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (ii) irrevocable (except as otherwise set out in this Indenture), and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Notes being satisfied.

(b)	Subject to Section 8.7, any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of Notes shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such funds or Government Securities has been deposited with the Trustee; provided that such funds or Government Securities need not be segregated from other funds or obligations except to the extent required by law.

(c)	If the Trustee is unable to apply any funds or Government Securities in accordance with the above provisions by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Guarantors’ obligations under this Indenture (including the Guarantees as applicable) and the affected Notes shall be revived and reinstated as though no funds or Government Securities had been deposited pursuant to Section 8.1 and 8.5, as applicable, until such time as the Trustee is permitted to apply all funds or Government Securities in accordance with the above provisions, provided that if the Issuer or any Guarantor has made any payment in respect of principal of, premium, if any, or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from funds or Government Securities held by the Trustee.

8.7	Repayment to the Issuer

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any funds or Government Securities held by it as provided in Section 8.1 or 8.5 which, in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer expressed in a written certification thereof, delivered to the Trustee (which may be the opinion delivered under Section 8.5(b)(iv)), are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 8.1(a)(ii) or to effect an equivalent Legal Defeasance or Covenant Defeasance.

8.8	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 8.1 or 8.5, the Holders and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3 and Article 5.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 8.1 or 8.5 in respect of a particular series of Notes, the Issuer is required to make an offer to purchase any outstanding Notes of such series pursuant to the terms hereof, the Issuer shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of an Issuer Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

Article 9
MEETINGS OF HOLDERS

9.1	Purpose, Effect and Convention of Meetings

(a)	Subject to Section 12.2, wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 9 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; except for those matters set out in Section 12.2, which shall require the consent of each Holder affected thereby as set out therein.

(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will, convene a meeting of all Holders.

(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Calgary, Alberta or such other place as the Trustee may in any case determine or approve.

9.2	Notice of Meetings

(a)	Not more than 60 days’ nor less than at least 21 days’ notice of any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, shall be given to the Holders of Notes of such series or of all series of Notes then outstanding, as applicable, in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by resolution of Holder’s, or any action to be taken or power exercised by instrument in writing under Section 9.12, especially affects the rights of holders of Notes of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Notes of any other series are affected (determined as provided in Sections 9.2(c) and 9.2(d)), then:

(i)	a reference to such fact, indicating each series of Notes in the opinion of the Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Notes of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.12 unless in addition to compliance with the other provisions of this Article 9:

(A)	at such Serial Meeting: (I) there are Holders present in person or by proxy and representing at least 25% in principal amount of the Notes then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by such proportion of Holders of the principal amount of the Notes of such series then outstanding voted on the resolution as is required by Sections 12.1 or 12.2, as applicable; or

(B)	in the case of action taken or power exercised by instrument in writing under Section 9.12, such instrument is signed in one or more counterparts by such proportion of Holders of the principal amount of the Notes of such series then outstanding as is required by Sections 12.1 or 12.2, as applicable.

(c)	Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instrument in writing under Section 9.12, especially affects the rights of the Holders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Holders of any other series (and is therefore an especially affected series) shall be determined by an Opinion of Counsel, which shall be binding on all Holders, the Trustee and the Issuer for all purposes hereof.

(d)	A proposal:

(i)	to extend the Maturity of Notes of any particular series or to reduce the principal amount thereof, the rate of interest or premium thereon;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular series are outstanding; or

(iii)	to reduce with respect to Holders of any particular series any percentage stated in this Section 9.2 or Sections 9.4 and 9.12;

shall be deemed to especially affect the rights of the Holders of such series in a manner differing in a material way from that in which it affects the rights of holders of Notes of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other series.

9.3	Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

9.4	Quorum

Subject to this Indenture, at any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, and, if the meeting is a Serial Meeting, at least 25% of the Notes then outstanding of each especially affected series. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, or of the Notes then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5	Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1.00 principal amount of the Notes of the relevant series of Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

9.7	Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders of the relevant series. Every resolution, other than in respect of those matters set out in Section 12.2, will be decided by a majority of the votes cast on the poll for that resolution.

9.8	Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.9	Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

9.10	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

9.11	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.12	Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 9 may also be given by the Holders of not less than 51% of the aggregate principal amount of the outstanding Notes of such series by a signed instrument in one or more counterparts, and the expression “resolution” when used in this Indenture will include instruments so signed. Notice of any resolution passed in accordance with this Section 9.12 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

9.13	Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders of a particular series of Notes or of all series then outstanding, as the case may be, shall be binding upon all the Holders of Notes or of the particular series, as the case may be, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.12 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution and instrument in writing. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Trustee (relying on the advice of Counsel) to be effective only with respect to Notes of a particular series, may be modified by the required resolution or consent of the holders of Notes of such series in the same manner as if the Notes of such series were the only Notes outstanding under this Indenture.

9.14	Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	Notwithstanding Section 9.14(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 10
SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES

10.1	Merger, Amalgamation, Consolidation or Sale of Assets

(a)	The Issuer will not, directly or indirectly:

(i)	consolidate, amalgamate or merge with or into another Person (regardless of whether the Issuer is the surviving Person or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person); or

(ii)	sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(A)	either: (1) the Issuer is the surviving Person (or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person); or (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person) or to which such sale, assignment, transfer, conveyance or other disposition will have been made is a: (i) Person organized or existing under the laws of the United States or Canada or any province or territory thereof; and (ii) assumes all the obligations of the Issuer under the Notes, and this Indenture by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(B)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(C)	either (1) immediately after giving effect to such transaction on a pro forma basis, the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person), or to which such sale, assignment, transfer, conveyance or other disposition will have been made will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a)(i); or (2) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable four quarter period, the Consolidated Fixed Charge Coverage Ratio of the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person) is equal to or greater than the Consolidated Fixed Charge Coverage Ratio immediately before such transaction;

(D)	each Guarantor, will, pursuant to the terms of its Guarantee agree that its Guarantee will apply to the obligations of the Issuer or the surviving or continuing Person in accordance with the Notes and this Indenture (including this covenant); and

(E)	the Issuer delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with Section 10.1(a)(ii)(C)) certifying that all conditions precedent provided for in this Indenture relating to such transaction have been complied with and that such transaction and, if applicable, such agreement complies with this Section 10.1.

(b)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries in accordance with this covenant, the continuing successor Person formed by the consolidation or amalgamation or into which the Issuer is merged or amalgamated or to which the sale, assignment, transfer, conveyance or other disposition is made, will succeed to and be substituted for the Issuer, and may exercise every right and power of the Issuer under this Indenture with the same effect as if the successor had been named as the Issuer therein. When the continuing successor Person assumes all of the Issuer’s obligations under this Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee and delivers to the Trustee the related Officers’ Certificate and Opinion of Counsel, the Issuer will be discharged from those obligations; provided, however, that the Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of the Issuer’s assets.

(c)	This Section 10.1 will not apply to:

(i)	a merger or amalgamation of the Issuer with an Affiliate solely for the purpose of reincorporating or continuing the Issuer in another jurisdiction; or

(ii)	any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and/or its Restricted Subsidiaries, that are Guarantors.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1(a) have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 12.5 and then:

(a)	the successor Person will possess and from time to time may exercise each and every right and power of the Issuer or Guarantor under this Indenture in the name of the Issuer or Guarantor, as applicable, or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer or Guarantor may be done and performed with like force and effect by the like directors or officers of such successor; and

(b)	the Issuer or Guarantor, as applicable, will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

Article 11
CONCERNING THE TRUSTEE

11.1	No Conflict of Interest

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes of any series shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

11.2	Replacement of Trustee

(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 11.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer, the retiring Trustee or any Holder may apply to a judge of the British Columbia Supreme Court, on such notice as such judge may direct at the Issuer’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.2 shall be a corporation authorized to carry on the business of a trust company in one or more province(s) of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Any entity into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Issuer or such Guarantor, as applicable.

11.3	Rights and Duties of Trustee

(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct or gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

(b)	Nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto or thereto, or for the perfection or maintenance of any security interest created hereunder.

(c)	The Trustee shall not be:

(i)	accountable for the use or application by the Issuer of the Notes or the proceeds thereof;

(ii)	responsible to make any calculation with respect to any matter under this Indenture;

(iii)	liable for any error in judgment made in good faith unless negligent in ascertaining the pertinent facts; or

(iv)	responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its control, including, without limitation, any provision of any law or regulation or any act of any governmental authority, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; cyberterrorism; accidents; labor disputes; acts of civil or military authority and governmental action.

(d)	The Trustee shall have the right to disclose any information disclosed or released to it if, in the reasonable opinion of the Trustee, after consultation with Counsel, it is required to disclose under any applicable laws, court order or administrative directions, or if, in the reasonable opinion of the Trustee, it is required to disclose to its regulatory authority. The Trustee shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

(e)	The Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on whose signature the Trustee is entitled to act, or refrain from acting, under a specific provision of this Indenture.

(f)	The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a Person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) an authorized representative of the Issuer or a Holder, as sufficient instructions and authority of such party for the Trustee to act and shall have no duty to verify or confirm that Person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon, or compliance with, such instructions or directions, except to the extent any such losses, cost or expense are the direct result of gross negligence or willful misconduct on the part of the Trustee. The Issuer and the Holders agree: (i) to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by such party; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

11.4	Reliance Upon Declarations, Opinions, etc.

(a)	In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section 11.7, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 11.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(b)	The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.5	Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 11.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 11.5(a).

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)	In addition to its obligations under Section 7.20, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

11.6	Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

11.7	Experts, Advisers and Agents

Subject to Sections 11.3 and 11.4, the Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

11.8	Trustee May Deal in Notes

Subject to Sections 11.1 and 11.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the British Columbia Supreme Court for permission to continue as Trustee hereunder or resign.

11.9	Investment of Monies Held by Trustee

(a)	Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of British Columbia with any such bank. In respect of any moneys so held, upon receipt of a written order from a Participant or a Beneficial Holder, the Trustee shall invest the funds in accordance with such written order in Authorized Investments (as defined below). Any such written order from a Participant or a Beneficial Holder shall be provided to the Trustee no later than 9:00 a.m. (Vancouver time) on the day on which the investment is to be made. Any such written order from a Participant or a Beneficial Holder received by the Trustee after 9:00 a.m. (Vancouver time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Vancouver time) the next Business Day. For certainty, after an Event of Default, the Trustee shall only be obligated to make investments on receipt of appropriate instructions from the Holders by way of a resolution of Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Holders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Holders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it. In the absence of written instructions from either the Issuer or the Holders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(c)	For the purposes of this section, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the government of Canada or a Province or a Canadian chartered bank (which may include an affiliate (as defined in this section) or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating service. For certainty, the Issuer and the Holders acknowledge and agree that the Trustee has no obligation or liability to confirm or verify that investment instructions delivered pursuant to this Section 11.9 comply with the definition of Authorized Investments.

11.10	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.12	Trustee Not Bound to Act on Issuer’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders of Notes of a series at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

(d)	Unless an action is expressly directed or required herein, the Trustee shall request instructions from the Holders with respect to any actions or approvals which, by the terms of this Indenture, the Trustee is permitted to take or to grant (including any such actions or approvals that are to be taken in the Trustee’s “discretion” or “opinion”, or to its “satisfaction”, or words to similar effect), and the Trustee shall refrain from taking any such action or withholding any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions by way of resolution from the Holders in accordance with this Indenture.

11.14	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the provinces of British Columbia and Alberta but if, notwithstanding the provisions of this Section 11.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in either of the provinces of British Columbia or Alberta, either become so authorized or resign in the manner and with the effect specified in Section  11.2.

11.15	Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or wilful misconduct of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or wilful misconduct on the part of the Trustee.

11.16	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.17	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (A) the written notice shall describe the circumstances of such non-compliance; and (B) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.18	Privacy

(a)	The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Trustee’s legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.19	Knowledge of Trustee

Notwithstanding the provisions of this Article 11 or any provision in this Indenture or in the Notes, the Trustee will not be charged with knowledge of the existence of any Event of Default or Default or any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Issuer or any Holder, and such notice to the Trustee shall be deemed to be notice to holders of the Notes. The Trustee will notify Holders as soon as reasonably practicable of such notice.

Article 12
AMENDMENT, SUPPLEMENT AND WAIVER

12.1	Ordinary Consent

Except as provided in Sections 12.2 and 12.3, with the affirmative votes of the Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders (including, without limitation, Holders of Additional Notes, if any), or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender or exchange offer for, Notes):

(a)	this Indenture, the Notes and the Guarantees may each be amended or supplemented, and

(b)	any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal or, premium (if any) or interest on the Notes, except such Default or Event of Default resulting from an acceleration that has been rescinded) or lack of compliance with any provision of this Indenture, the Notes or the Guarantees may be waived, provided that if any such amendment, supplement or waiver affects only one or more series of Notes, then consent to such amendment, supplement or waiver shall only be required to be obtained from the Holders of such affected series of Notes.

12.2	Special Consent

(a)	Notwithstanding Section 12.1, without the consent of, or a resolution passed by the affirmative votes of or signed by each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes of any series held by a non-consenting Holder):

(i)	reduce the principal amount of Notes of any series whose Holders must consent to an amendment, supplement or waiver;

(ii)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment with respect to the redemption of the Notes (other than with respect to any required notice periods); provided, however, that solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of Notes, including pursuant Sections 6.15 and 6.16, as distinguished from any redemption of Notes, shall not be deemed a redemption of the Notes;

(iii)	reduce the rate of or change the time for payment of interest on any Note;

(iv)	waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the Payment Default that resulted from such acceleration);

(v)	make any note payable in money other than Canadian dollars;

(vi)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(vii)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Guarantees;

(viii)	amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in any manner adverse to the Holders of the Notes or any Guarantee;

(ix)	modify the amending provisions under this Article 12;

(x)	release any Guarantor from any of its obligations under its Guarantee, or this Indenture, except in accordance with the terms of this Indenture;

(xi)	waive, amend, change or modify in any material respect the Issuer’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 6.15 after the occurrence of such Change of Control, including amending, changing or modifying any definition relating thereto.

(xii)	waive, amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 6.16 after the obligation to make such Asset Sale Offer has arisen, including amending, changing or modifying any definition relating thereto;

(xiii)	release a material portion of the Collateral from the Lien, other than in accordance with the terms of the Security Documents and/or this Indenture; or

(xiv)	release a Guarantor from its obligations under this Indenture or make any change in this Indenture that would adversely affect the rights of Holders of Notes to receive payments under this Indenture, other than in accordance with the provisions of this Indenture.

12.3	Without Consent

Notwithstanding Sections 12.1 and 12.2, without the consent of any Holder, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes or the Guarantees to:

(a)	cure any ambiguity, defect or inconsistency;

(b)	provide for uncertificated Notes in addition to or in place of Definitive Notes;

(c)	provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders of Notes in the case of a merger, combination (including by way of plan of arrangement) amalgamation or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets or otherwise comply with Section 10.1;

(d)	make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any Holder of Notes;

(e)	add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Guarantee to the extent that such release is permitted by this Indenture, or to secure the Notes and the Guarantees or to otherwise comply with the provisions set out in Article 13;

(f)	secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	conform the text of this Indenture, the Notes or the Guarantees to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in this “Description of Notes” in the Offering Memorandum was intended to be a verbatim recitation of a provision of this Indenture, the Guarantees or the Notes;

(i)	provide for the issuance of Additional Notes in accordance with this Indenture;

(j)	to enter into additional or supplemental Security Documents or to add additional parties to the Security Documents to the extent permitted thereunder and under this Indenture;

(k)	allow any Guarantor to execute a Guarantee; or

(l)	to release Collateral from the Liens when permitted or required by this Indenture and the Security Documents or add assets to Collateral to secure Indebtedness.

12.4	Form of Consent

It is not necessary for the consent of the Holders under Section 12.1 or 12.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

12.5	Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	establishing the terms of any series of Notes and the forms and denominations in which they may be issued as provided in Article 2;

(ii)	making such amendments not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes of any series which do not affect the substance thereof and which in the opinion of the Trustee relying on an Opinion of Counsel will not be materially prejudicial to the interests of Holders;

(iii)	rectifying typographical, clerical or other manifest errors contained in this Indenture or any Supplemental Indenture, or making any modification to this Indenture or any Supplemental Indenture which, in the opinion of Counsel, are of a formal, minor or technical nature and that are not materially prejudicial to the interests of the Holders;

(iv)	to give effect to any amendment or supplement to this Indenture or the Notes of any series made in accordance with Sections 12.1, 12.2 or 12.3;

(v)	evidencing the succession, or successive successions, of others to the Issuer or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; or

(vi)	for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Trustee (relying on an Opinion of Counsel) the rights of neither the Holders nor the Trustee are materially prejudiced thereby.

(b)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c)	Upon receipt by the Trustee of (i) an Issuer Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture, and (ii) an Officers’ Certificate stating that such amended or Supplemental Indenture complies with this Section 12.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d)	This Section 12.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Section 10.1(a)(ii)(A).

Article 13
GUARANTEES AND SECURITY

13.1	Issuance of Guarantees

(a)	The Guarantors providing a Guarantee on the Initial Issue Date shall execute and deliver to the Trustee the Guarantee in the form attached hereto as Appendix B. The obligations of each Guarantor will be limited in all cases to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or a fraudulent transfer under applicable law.

(b)	In respect of each Restricted Subsidiary that is required pursuant to Section 6.13 to provide a Guarantee after the Issue Date, the Issuer shall:

(i)	cause such Restricted Subsidiary to (a) provide a Guarantee within 30 Business Days by executing and delivering to the Trustee a Guarantor Accession Agreement substantially in the form attached hereto as Schedule “A” to Appendix B and (b) execute and deliver appropriate joinders or accession agreements to the applicable Security Documents; and

(ii)	deliver to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such Guarantee and Security Documents have been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary, and thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture until its Guarantee is released in accordance with Section 13.2 or the other terms of this Indenture.

(c)	The Issuer may also elect to cause any other Restricted Subsidiary to issue a Guarantee and become a Guarantor.

(d)	Except as set out in Section 13.2(a), a Guarantor may not sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets, in one or more related transactions, to, or consolidate or amalgamate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(i)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)	either:

(A)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) is organized or existing under the laws of (1) the United States, any state thereof or the District of Columbia, (2) Canada or any province or territory thereof or (3) the jurisdiction of organization of the Guarantor, and assumes all the obligations of that Guarantor under this Indenture and its Guarantee by operation of law or pursuant to any agreement reasonably satisfactory to the Trustee; or

(B)	such sale or other disposition or consolidation, amalgamation or merger complies with Section 6.16.

13.2	Release of Guarantees

(a)	The Guarantee of a Guarantor will be automatically released:

(i)	in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate Section 6.16;

(ii)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Issuer after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 6.16;

(iii)	if the Issuer properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under this Indenture;

(iv)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided above under Article 8.

(b)	The Trustee shall promptly execute and deliver a release in the form attached hereto as Schedule “B” to Appendix B together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with this Section 13.2.

13.3	Grant of Security

As security for the Note Obligations (including the due payment of all principal, interest and any other amounts outstanding under the Notes and performance of all obligations of the Issuer and the Guarantors to each of the Holders, the Collateral Trustee and the Trustee from time to time under or in respect of the Notes, this Indenture, each Supplemental Indenture and each Guarantee), the Issuer has granted pursuant to the Security Documents, and shall cause each current and future Guarantor to grant pursuant to the Security Documents, in favour of the Collateral Trustee, in its own capacity and as trustee for the Holders and the Trustee, a security interest in the Collateral. Such security interest is for the equal and rateable benefit and security of all Holders (from time to time) and the Trustee, without any preference or priority of any Note over any other Note provided.

13.4	Further Assurances

The Issuer and the Guarantors will, at their expense, do or cause to be done all acts and things, including as may be reasonably requested by the Collateral Trustee (which request the Collateral Trustee shall have no obligation to make), to assure and confirm that the Collateral Trustee holds, for the benefit of the Holders of the Notes, duly created, enforceable and perfected Liens upon the Collateral, subject to Permitted Liens and subject to the limitations described in the definition of Excluded Property; provided that, and notwithstanding any term to the contrary, no actions shall be required by the laws of any non-U.S. or non-Canadian jurisdiction in order to create any Lien in any assets or to perfect or make enforceable such Liens in any assets (including any intellectual property registered in any non-U.S. or non-Canadian jurisdiction) (it being understood that there shall be no security agreements or security instrument governed under the laws of any non-U.S. or non-Canadian jurisdiction), and provided further that, except as expressly provided in the Security Documents with respect to Pledged Collateral (as defined therein), no perfection through control agreements or perfection by “control” shall be required with respect to any assets.

13.5	After Acquired Collateral

If the Issuer or a Guarantor acquires Property after the Issue Date that is not automatically subject to a perfected security interest or Lien under the Security Documents and such Property would be of the type that would constitute Collateral that is required to be subject to a Lien, or if a Restricted Subsidiary becomes a Guarantor, then the Issuer or the Guarantor will provide security interests in and Liens on such Property which constitutes Collateral (or, in the case of a new Guarantor, on all of its Property constituting Collateral) in favour of the Collateral Trustee and promptly deliver certain agreements in respect thereof as required by this Indenture and the Security Documents.

13.6	Execution of Intercreditor Agreement

The Trustee shall execute the Intercreditor Agreement, in its capacity as Trustee under this Indenture, without any further consent or approval from the Holders or the Issuer. Each Holder, by its acceptance of Notes: (a) authorizes the Trustee to enter into the Intercreditor Agreement and any subsequent amendments or modifications thereto that (i) are requested by the Issuer or a Credit Facility Agent and that are not contradictory to the terms set out in Appendix D hereto or (ii) are minor or administrative in nature without further authorization of the Holders; and (b) acknowledges and agrees that the Trustee shall not be responsible to approve, review or otherwise negotiate the terms of the Intercreditor Agreement on behalf of the Holders or the Issuer and that the Trustee shall not be liable to the Holders for any of the terms or provisions contained in the Intercreditor Agreement. The Holders further acknowledge that the Trustee has not and will not provide any advice to the Holders of the Notes in respect of this Indenture or the Security Documents, the adequacy of this Indenture or the Security Documents or as to the priority, registration or perfection of their interest in the Collateral.

Article 14
NOTICES

14.1	Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective (i) if delivered to the Issuer at  301 Edgewater Place, Suite 405, Wakefield, Massachusetts, 01880 United States, Attention: Chief Financial Officer, (ii) if delivered by email, immediately upon sending the email at the attention of the Issuer’s Chief Financial Officer, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and if mailed, five days following the mailing thereof. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

14.2	Notice to Holders

(a)	All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if sent by first class mail, postage prepaid, or, if agreed to by the applicable recipient, by email, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given five days following the day of mailing, or immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, as applicable. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with Section 14.2(a) would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in a daily newspaper of general national circulation in Canada.

(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)	All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

14.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective: (i) if delivered to the Trustee at its principal office in the City of Vancouver, British Columbia at 350 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, Attention: Corporate Trust, (ii) if delivered by email to dsander@odysseytrust.com and corptrust@odysseytrust.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

Article 15
MISCELLANEOUS

15.1	Copies of Indenture

Any Holder may obtain a copy of this Indenture without charge by writing to the Issuer at 3494 Martin Hurst Road, Tallahassee, FL 32312, Attention: Eric Powers, General Counsel.

15.2	Force Majeure

Except for the payment obligations of the Issuer contained herein, neither the Issuer nor the Trustee shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.2.

15.3	Waiver of Jury Trial

EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE, THE NOTES OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS INDENTURE. The scope of this waiver is intended to encompass any and all disputes that may be filed in any court and that relate to the subject matter of this Indenture, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that such party has already relied on the waiver in entering into this Indenture, and that such party shall continue to rely on the waiver in its related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. In the event of litigation, this Indenture may be filed as a written consent to a trial by the court without a jury.

Article 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

16.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of December 15, 2021, irrespective of the actual date of execution hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ISSUER: CURALEAF HOLDINGS, INC.

Per:	/s/ “Joseph D. Bayern”
Name: Joseph D. Bayern
Title: Chief Executive Officer

TRUSTEE: ODYSSEY TRUST COMPANY

Per:	/s/ “Dan Sanders”
Name: Dan Sanders
Title: President, Corporate Trust

Per:	/s/ “Amy Douglas”
Name: Amy Douglas
Title: Director, Corporate Trust

Appendix A

FORM OF 2026 Note

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO CURALEAF HOLDINGS, INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. [INSERT GLOBAL NOTES LEGEND FOR ALL GLOBAL NOTES]

For Notes issued for the benefit or account of a U.S. Holder (other than an Original U.S. Holder), and each Note issued in exchange or substitution thereof, also include the following legends:

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) IN THE UNITED STATES TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY PURSUANT TO CLAUSE 1(a) OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

CUSIP ●
ISIN CA●
No.●	US$●

CURALEAF HOLDINGS, INC.

(a corporation formed under the laws of the Business Corporations Act (British Columbia))

8.00% SENIOR SECURED NOTES DUE DECEMBER 15, 2026

CURALEAF HOLDINGS, INC. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of December 15, 2021 (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on December 15, 2026 (the “Stated Maturity”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of this Indenture the principal sum of [●] million dollars ($[●]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of this Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 8.00% per annum, in like money, calculated and payable semi-annually in arrears on December 15 and June 15 in each year commencing on June 15, 2022, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is 1% higher than the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi-annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of this Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2026 Notes of the Issuer issued under the provisions of this Indenture. Reference is hereby expressly made to this Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of this Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

2026 Notes are issuable with an original issue discount and at an issue price of $1,000 per $1,000 of principal amount and only in denominations of $1,000 and integral multiples of $1,000. Upon compliance with the provisions of this Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The indebtedness evidenced by this Note, and by all other 2026 Notes now or hereafter certified and delivered under this Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in this Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in this Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of this Indenture.

Upon the occurrence of a Change of Control, the Holders may require the Issuer to repurchase such Holder’s Notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

This Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or this Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in this Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under this Indenture.

This Note and this Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in this Indenture.

IN WITNESS WHEREOF CURALEAF HOLDINGS, INC. has caused this Note to be signed by its authorized representatives as of _______________, 2021.

CURALEAF HOLDINGS, INC.

Per:
Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of the Curaleaf Holdings, Inc. 8.00% Senior Secured Notes due December 15, 2026 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________________, whose address and social insurance number, if applicable are set forth below, this Note (or $_________________ principal amount hereof) of CURALEAF HOLDINGS, INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made to a Person that the undersigned reasonable believes is a “qualified institutional buyer” (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) that purchases for its own account or for the account of a qualified institutional buyer and whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A;

☐	(C)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix C to the Indenture, or

☐	(D)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that contains a U.S. restrictive legend, unless one of the boxes above is checked and the related documentation has been submitted as provided herein, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer to such effect.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

Appendix B

FORM OF Guarantee

(see attached)

GUARANTY

THIS GUARANTY dated as of [ ], is executed by [Guarantor], a [Jurisdiction] corporation (the “Guarantor”) in favour of Odyssey Trust Company, as trustee (the “Trustee”), as Trustee under the Indenture (as defined below).

RECITALS

WHEREAS, Curaleaf Holdings, Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Issuer”) is party to that certain Indenture of even date herewith between the Issuer and the Trustee (the “Indenture”). Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms under the Indenture;

WHEREAS, the Issuer will issue Notes from time to time pursuant to the terms of the Indenture (including its 8.00% senior secured notes due December 15, 2026) to be held by certain noteholders (each a “Noteholder” and, collectively, the “Noteholders”); and

WHEREAS, the undersigned will benefit from the making of loans pursuant to the Indenture and is willing to guaranty the Liabilities (as defined below) as hereinafter set forth.

NOW, THEREAFTER, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby, unconditionally and irrevocably, as primary obligor and not merely as surety, guarantees the full and prompt payment when due, whether by acceleration or otherwise, and at all times thereafter, of: (a) all obligations (monetary or otherwise) of the Issuer to each of the Trustee and each of the Noteholders (as defined below) under or in connection with the Indenture, the Notes, the Security Documents and any other document or instrument executed in connection therewith and (b) all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and charges) paid or incurred by the Trustee or any Noteholder in enforcing this Guaranty, any Security Document or any other applicable document against such undersigned (all such obligations being herein collectively called the “Liabilities”); provided that the liability of the undersigned hereunder shall be limited to the maximum amount of the Liabilities that such undersigned may guaranty without violating any fraudulent conveyance or fraudulent transfer law.

The undersigned agrees that if any Event of Default occurs under Article 7 of the Indenture, at a time when the Liabilities are not otherwise due and payable (whether due to a judicial stay of acceleration or otherwise), then such undersigned will pay to the Trustee for the account of the Noteholders forthwith the full amount that would be payable hereunder by such undersigned if all Liabilities were then due and payable, subject to applicable law.

This guaranty shall in all respects be a continuing, irrevocable, absolute and unconditional guaranty of payment and performance and not merely a guaranty of collectability, and shall remain in full force and effect (notwithstanding the dissolution of any of the undersigned, that at any time or from time to time no Liabilities are outstanding or any other circumstances) until such time as set forth in the Indenture.

The undersigned further agree that if at any time all or any part of any payment theretofore applied by the Trustee or any Noteholder to any of the Liabilities is or must be rescinded or returned by the Trustee or such Noteholder for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer or any of the undersigned), such Liabilities shall, for purposes of this Guaranty, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Trustee or such Noteholder, and this Guaranty shall continue to be effective or be reinstated, as the case may be, as to such Liabilities, all as though such application by the Trustee or such Noteholder had not been made, subject to applicable law.

The Trustee or any Noteholder may, from time to time, at its sole discretion and without notice to the undersigned, take any or all of the following actions without affecting any of the obligations of the undersigned hereunder, subject, in each case, to applicable law: (a) retain or obtain a security interest in any property to secure any of the Liabilities or any obligation hereunder, (b) retain or obtain the primary or secondary obligation of any obligor to obligors, in addition to the undersigned, with respect to any of the Liabilities, (c) extend or renew any of the Liabilities for one or more periods (whether or not longer than the original period), alter or exchange any of the Liabilities, or release or compromise any obligation of any of the undersigned hereunder or any obligation of any nature of any other obligor with respect to any of the Liabilities, (d) release any security interest in, or surrender, release or permit any substitution or exchange for, any part of any property securing any of the Liabilities or any obligation hereunder, or extend or renew for one or more periods (whether or not longer than the original period) or release, compromise, alter or exchange any obligations of any nature of any obligor with respect to any such property, and (e) resort to the undersigned for payment of any of the Liabilities when due, whether or not the Trustee or such Noteholder shall have resorted to any property securing any of the Liabilities or any obligation hereunder or shall have proceeded against any other of the undersigned or any other obligor primarily or secondarily obligated with respect to any of the Liabilities.

The undersigned hereby expressly waives: (a) notice of the acceptance of this Guaranty by the Trustee or any Noteholder, (b) notice of the existence or creation or non-payment of all or any of the Liabilities, (c) presentment, demand, notice of dishonor, protest, and all other notices whatsoever, and (d) all diligence in collection or protection of or realization upon any Liabilities or any security for or guaranty of any Liabilities.

Notwithstanding any payment made by or for the account of any of the undersigned pursuant to this Guaranty, the undersigned shall not be subrogated to any right of the Trustee or any Noteholder until such time as the Trustee and the Noteholders shall have received final payment in cash of the full amount of all Liabilities.

The undersigned further agrees to pay all expenses (including the reasonable attorneys’ fees and charges) paid or incurred by the Trustee or any Noteholder in endeavoring to collect the Liabilities from such undersigned, or any part thereof, and in enforcing this Guaranty against such undersigned.

The creation or existence from time to time of additional Liabilities to the Trustee or the Noteholders or any of them is hereby authorized, without notice to the undersigned, and shall in no way affect or impair the rights of the Trustee or the Noteholders or the obligations of the undersigned under this Guaranty, including the undersigned’s guaranty of such additional Liabilities.

The Trustee and any Noteholder may from time to time, without notice to the undersigned, assign or transfer any of the Liabilities or any interest therein; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, such Liabilities shall be and remain Liabilities for the purposes of this Guaranty, and each and every immediate and successive assignee or transferee of any of the Liabilities or any interest therein shall, to the extent of the interest of such assignee or transferee in the Liabilities, be entitled to the benefits of this Guaranty to the same extent as if such assignee or transferee were an original Noteholder.

No delay on the part of the Trustee or any Noteholder in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Trustee or any Noteholder of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor shall any modification or waiver of any provision of this Guaranty be binding upon the Trustee or the Noteholder, except as expressly set forth in a writing duly signed and delivered on behalf of the Trustee. No action of the Trustee or any Noteholder permitted hereunder shall in any way affect or impair the rights of the Trustee or any Noteholder or the obligations of the undersigned under this Guaranty. For purposes of this Guaranty, Liabilities shall include all obligations of the Issuer to the Trustee or any Noteholder arising under or in connection with the Indenture, any Note, any Security Document or any other document or instrument executed in connection therewith, notwithstanding any right or power of the Issuer or anyone else to assert any claim or defense as to the invalidity or unenforceability of any obligation, and no such claim or defense shall affect or impair the obligations of the undersigned hereunder.

Pursuant to the Indenture, (a) this Guaranty has been delivered to the Trustee and (b) the Trustee has been authorized to enforce this Guaranty on behalf of itself and each of the Noteholders. All payments by the undersigned pursuant to this Guaranty shall be made to the Trustee for the benefit of the Noteholders (and any amount received by the Trustee for the account of a Noteholder shall, subject to the other provisions of this Guaranty, be deemed received by such Noteholder upon receipt by the Trustee).

This Guaranty shall be binding upon the undersigned and the successors and assigns of the undersigned; and to the extent the Issuer or any of the undersigned is a partnership, corporation, limited liability company or other entity, all references herein to the Issuer and to the undersigned, respectively, shall be deemed to include any successor or successors, whether immediate or remote, to such entity. The term “undersigned” as used herein shall mean all parties executing this Guaranty and each of them, and all such parties shall be jointly and severally obligated hereunder.

This Guaranty shall be governed by and construed in accordance with the laws of the Province of British Columbia applicable to contracts made and to be fully performed in such Province. Wherever possible, each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

This Guaranty may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Guaranty. Delivery of a counterpart hereof, or a signature page hereto, by facsimile or in a .pdf or similar file shall be effective as delivery of a manually executed original counterpart thereof. At any time after the date of this Guaranty, one or more additional Persons may become parties hereto by executing and delivering to the Trustee a counterpart of this Guaranty. Immediately upon such execution and delivery (and without any further action), each such additional Person will become a party to, and will be bound by the terms of this Guaranty.

Other than automatic modifications related to the addition of a party hereto as described in the preceding paragraph, no amendment, modification or waiver of, or consent with respect to, any provision of this Agreement shall be effective unless the same shall be in writing and signed and delivered by the Trustee, and then such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTY OR ANY OTHER DOCUMENT ASSOCIATED HEREWITH SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA; PROVIDED THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE TRUSTEE’S OPTION. IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. THE UNDERSIGNED HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE. THE UNDERSIGNED FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, TO THE ADDRESS SET FORTH BENEATH ITS NAME ON SCHEDULE 1 (OR SUCH OTHER ADDRESS AS IT SHALL HAVE SPECIFIED IN WRITING TO THE TRUSTEE AS ITS ADDRESS FOR NOTICE HEREUNDER) OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE PROVINCE OF BRITISH COLUMBIA. THE UNDERSIGNED HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECT THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

THE UNDERSIGNED, AND (BY ACCEPTING THE BENEFITS HEREOF) EACH OF THE TRUSTEE AND EACH NOTEHOLDER, HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS GUARANTY, ANY OTHER DOCUMENT ASSOCIATED HEREWITH AND ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR ARISING FROM ANY FINANCING RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE FOREGOING, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

IN WITNESS WHEREOF, this Guaranty has been duly executed and delivered as of the date first above written.

GUARANTOR

[LEGAL NAME OF GUARANTOR]

By:
Name:
Title:

Guaranty

ADDITIONAL GUARANTOR

By:
Name:
Title:

Guaranty

SCHEDULE I

ADDRESSES FOR NOTICES

C-1

Appendix C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:     ODYSSEY TRUST COMPANY as Trustee for the Notes of Curaleaf Holdings, Inc. (the “Issuer”)

AND TO: THE ISSUER

The undersigned (A) acknowledges that the sale of _______________________ (the “Securities”) of the Issuer, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Issuer, except solely by virtue of being an officer or director of the Issuer, (b) a “distributor” or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) none of the seller, any affiliate of the seller or any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____ day of ____________________, 20_____.

X

Signature of individual (if seller is an individual)

X

Authorized signatory (if seller is not an individual)

Name of seller (please print)

C-2

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

Appendix D

INTERCREDITOR AGREEMENT TERMS

The Issuer will be permitted to negotiate the terms of an Intercreditor Agreement among the Issuer, the Guarantors, the Trustee, the Collateral Trustee, and the Credit Facility Agent (on behalf of the lenders and secured parties under any Credit Facility (the “Credit Facility Lenders”)), which will, among other things, define the relative rights of the Holders and the Credit Facility Lenders with respect to the Collateral and related matters.

Overview

Pursuant to the terms of the Intercreditor Agreement, at any time at which Credit Facility Obligations are outstanding, the Credit Facility Agent will, subject to the exceptions discussed below, determine the time and method by which the security interests and Liens in the Collateral will be enforced. The Intercreditor Agreement will apply at all times prior to, during and after any Insolvency Proceeding involving the Issuer or any Guarantor (and, for certainty, at all times until the Credit Facility Obligations have been fully repaid, all commitments terminated, and all documents entered in to in connection therewith cancelled, released and discharged, as applicable) and will provide, among other things, for Lien priorities as follows:

(1)	the Credit Facility Obligations shall be secured on a first-priority basis by all Collateral; and

(2)	the Note Obligations shall be secured on a junior priority basis by all Collateral relative to the Credit Facility Obligations.

The relative Lien priorities set forth in the Intercreditor Agreement will not be affected by, inter alia, (a) the fact that the aggregate amount of the Credit Facility Obligations may be increased from time to time pursuant to the terms of the Credit Facility Documents, (b) the fact that the Credit Facility Obligations will consist of Indebtedness that is revolving in nature and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, and (c) any amendment, modification, supplement, extension, increase, renewal, restatement or replacement of any of the Credit Facility Obligations (or any part thereof), by the release of any Collateral or of any guarantees for any Credit Facility Obligations or by any action that the Credit Facility Agent or any holder of Credit Facility Obligations may take or fail to take in respect of any Collateral.

The Credit Facility Documents will be permitted to be amended, restated, supplemented or otherwise modified in accordance with their terms, or refinanced, without the consent of any holder of Note Obligations; provided that the Intercreditor Agreement will not permit any such amendment, restatement, supplement, modification or refinancing that would increase the borrowings under the Credit Facility Documents in a manner that would not be permitted under Section 6.10 of the Indenture.

Until the Credit Facility Obligations have been fully repaid, all commitments terminated, and all documents entered in to in connection therewith cancelled, released and discharged, as applicable, without the prior written consent of the Credit Facility Agent, no Note Document may be amended, supplemented, restated or otherwise modified and/or refinanced or entered into to the extent, inter alia, such amendment, supplement, restatement or modification and/or refinancing, or the terms of any new Note Document would reduce the capacity to incur debt for borrowed money constituting Credit Facility Obligations to an amount less than the aggregate principal amount of commitments under the Credit Facility Documents on the day of any such amendment, restatement, supplement, modification or refinancing.

In addition, the Indenture will provide that if Indebtedness is incurred that is, and is permitted pursuant to the terms of the Indenture and the Credit Facility to be, secured on an equal priority basis to the Note Obligations with respect to any Collateral, then the Collateral Trustee, at the request of the Issuer, will enter into an intercreditor agreement with customary terms and provisions, or an amendment or supplement or joinder to the Intercreditor Agreement, with the representative of holders of such Indebtedness, the Credit Facility Agent and any other applicable agents, providing for such equal priority to the holders of the Note Obligations.

Foreclosure and Application of Proceeds

The Indenture provides that the Collateral Trustee, after receipt of instructions from the Holders of a majority in aggregate principal amount of Notes may, after the obligations outstanding under the Notes have been accelerated, generally realize upon the Collateral, subject to the terms of the Intercreditor Agreement. The Collateral Trustee will only exercise remedies under the Security Documents, including, without limitation, the institution of foreclosure proceedings, in accordance with the Security Documents and applicable law if the Holders have accelerated their Indebtedness or if their Indebtedness is accelerated without any declaration or other act under the circumstances described in Section 7.1(i) of the Indenture. However, the rights and remedies available to the Collateral Trustee and the Holders under the Security Documents and the actions permitted to be taken by the Collateral Trustee thereunder with respect to the Collateral will be subject to the provisions of the Intercreditor Agreement. If any Credit Facility Obligations are outstanding at any time when the obligations outstanding under the Notes have been accelerated, the Intercreditor Agreement will require that the proceeds from any Collateral received pursuant to a disposition made by the Issuer or any Guarantor with the consent of the Credit Facility Lenders, the enforcement of any Security Document, proceeds received in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation) or the exercise of any remedies thereunder, or upon any Insolvency Proceeding with respect to either the Issuer or any Guarantor, will be applied:

(1)	first, to pay the Credit Facility Obligations;

(2)	second, to pay the Notes Obligations; and

(3)	third, to the Issuer or such Guarantor.

The Intercreditor Agreement will provide that if any Credit Facility Obligations or commitments related thereto are then outstanding, the Collateral Trustee and the Holders will have no ability to control any foreclosure or other exercise of remedies with respect to any of the Collateral (including, without limitation, the time or method); provided, however, that if neither the Credit Facility Agent nor any holder of the Credit Facility Obligations has diligently pursued foreclosure or other exercise of remedies in good faith with respect to the Collateral for 180 days after notice by the Collateral Trustee to the Credit Facility Agent of an Event of Default (the “Standstill Period”), the Collateral Trustee and the Holders will be permitted to pursue foreclosure or other exercise of remedies with respect to such Collateral; provided, further, however, that the Collateral Trustee and the Holders may not pursue foreclosure or other exercise of remedies with respect to such Collateral, notwithstanding the expiration of the Standstill Period, if and for so long as the Credit Facility Agent or any holder of the Credit Facility Obligations (x) has commenced and is diligently pursuing the exercise of their rights or remedies with respect to all or a material portion of the Collateral or (y) is stayed from exercising any rights and remedies under applicable law (including any applicable bankruptcy or similar law).

The fact that the lenders under the Credit Facility Obligations will have a first-priority Lien on the Collateral that secures the Note Obligations and that the Issuer and the Guarantors may incur certain other obligations secured by Permitted Liens on the Collateral may have a material adverse effect on the amount that would be realized by Holders upon a liquidation of or other realization upon the Collateral. Accordingly, there can be no assurance that proceeds of any sale of or other realization upon the Collateral pursuant to the Indenture and the related Security Documents following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the Notes. If the proceeds of the Collateral are not sufficient to repay all amounts due on the Notes, the Holders (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Corporation and the Guarantors.

Exercise of Remedies

Subject to the rights of the Collateral Trustee and the Holders arising after the expiry of the Standstill Period, as set forth above, until the Credit Facility Obligations have been fully repaid, the commitments terminated and all documents entered in to in connection therewith cancelled, released and discharged, as applicable, the Credit Facility Agent and the lenders under the Credit Facility Obligations shall have the exclusive right to exercise remedies with respect to the Collateral, to exercise and enforce all privileges and rights thereunder according to their discretion and the exercise of their good faith business judgment, including, without limitation, the exclusive right to take or retake control or possession of any Collateral and to hold, prepare for sale, process, sell, lease, dispose of, or liquidate any Collateral without any consultation with or the consent of any of the Collateral Trustee or any Holder.

Notwithstanding any rights or remedies available to the Trustee, the Collateral Trustee or the Holders under applicable law or otherwise, prior to the expiration of the Standstill Period, and thereafter, if and for so long as the Credit Facility Agent or any holder of the Credit Facility Obligations has commenced and is diligently pursuing the exercise of their rights or remedies with respect to all or a material portion of the Collateral or is stayed from exercising any rights and remedies under applicable law (including any applicable bankruptcy or similar law), the Trustee, the Collateral Trustee and the Holders shall not, directly or indirectly, seek to foreclose or realize upon (judicially or non-judicially) their Lien on or otherwise exercise any rights or remedies with respect to any Collateral (including, without limitation, by setoff or notification of account debtors).

The Intercreditor Agreement is not expected to: (i) preclude the Trustee, the Collateral Trustee and the Holders from accelerating the Notes upon an Event of Default or from exercising any other rights and remedies available to unsecured creditors against the Issuer or any Guarantor provided that such rights and remedies do not violate, or are not otherwise inconsistent with, any provision of the Intercreditor Agreement and provided further that, in the event that the Collateral Trustee of any Holder becomes a judgment Lien creditor in respect of Collateral as a result of its enforcement of rights available to an unsecured creditor with respect to the Note Obligations, such judgment Lien shall be subject to the terms of the Intercreditor Agreement for all purposes (including in relation to the Credit Facility Obligations) as the other Liens securing the Note Obligations are subject to the Intercreditor Agreement); (ii) prohibit the receipt by the Trustee, the Collateral Trustee or any Holder of regularly scheduled payments of principal of, and regularly scheduled payments of interest on, the Notes (so long as such receipt is not the direct or indirect result of the exercise by the Collateral Trustee or any Holder of rights or remedies (including set-off) in respect of the Collateral in violation of the Intercreditor Agreement); or (iii) preclude the Trustee, the Collateral Trustee and the Holder from taking Permitted Protective Actions.

Following the acceleration of any Credit Facility Obligations (the “Purchase Event”), within 30 days of the Purchase Event (or such longer period as the Credit Facility Agent may agree to), the Collateral Trustee and the holders of the Notes will have the option, by notice to the Credit Facility Agent, to purchase on customary terms all (but not less than all) of the Credit Facility Obligations and any loans provided by the holders of the Credit Facility Obligations in connection with a DIP Financing outstanding at the time of purchase in full at par in cash, plus any premium that would be applicable upon prepayment of the Credit Facility Obligations and/or such DIP Financing and accrued and unpaid interest, and all interest accrued thereon after the commencement of any Insolvency Proceeding, at applicable post-default rates and fees, including breakage costs. If such option is exercised, the purchase of such Credit Facility Obligations and DIP Financing shall be consummated within not less than five Business Days and not more than 10 Business Day of the notice.

Other Customary Provisions

The Intercreditor Agreement will provide for other customary provisions for agreements of this nature, including, for instance:

•	prohibition on contesting Liens;

•	limitations on new or additional Liens being granted in favour of the Trustee or Collateral Trustee;

•	release of Liens upon permitted dispositions, casualty events or similar events; and

•	provisions relating to the ability of the Credit Facility Lenders to provide DIP Financing and other customary provisions relating to Insolvency Proceedings.